-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               -----------------

                             TRUSTMARK CORPORATION
               (Exact name of Registrant as specified in charter)

          MISSISSIPPI                       6712                     64-0471500
(State or other jurisdiction of   (Primary Standard Industrial    (I.R.S. Employer
incorporation or organization)    Classification Code Number)   Identification No.)

                            248 East Capitol Street
                               Jackson, MS 39201
                                 (601) 354-5111
                         (Address, including Zip Code,
                     and telephone, including area code, of
                   Registrant's principal executive offices)

                                 GERARD R. HOST
                             TRUSTMARK CORPORATION
                            248 East Capitol Street
                          Jackson, Mississippi  39201
                                 (601) 949-6651
               (Name, address, including Zip Code, and telephone
               number, including area code, of agent for service)

                          Copies of communications to:

                              ROBERT D. DRINKWATER
                    BRUNINI, GRANTHAM, GROWER & HEWES, PLLC
                                P. O. Drawer 119
                          Jackson, Mississippi  39205

                                      and

                               STEVEN M. HENDRIX
                  FORMAN, PERRY, WATKINS, KRUTZ, & TARDY, PLLC
                       188 E. Capitol Street, 12th Floor
                          Jackson, Mississippi  39201


                  Approximate date of commencement of proposed
                     sale of the securities to the public:

As soon as practicable after the effective date of this Registration Statement

                        CALCULATION OF REGISTRATION FEE

TITLE                             PROPOSED
OF EACH                           MAXIMUM          PROPOSED
CLASS OF                          OFFERING         MAXIMUM         AMOUNT
SECURITIES       AMOUNT           PRICE            AGGREGATE       OF
TO BE            TO BE            PER              OFFERING        REGISTRATION
REGISTERED       REGISTERED (1)   UNIT (2)         PRICE (2)       FEE (2)
----------       --------------   --------         ---------       -------
Common Stock     383,674          $16.00           $6,140,115      $1,861.00

(1)      Maximum number of shares issuable in connection with the mergers.
(2)      Based on book value of PCB shares (Rule 457(f)(2)).


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

                             TRUSTMARK CORPORATION

                   Cross-Reference Sheet Showing Location in
                         Proxy Statement of Information
                         Required by Items of Form S-4

Form S-4
Item Heading     Location in Proxy Statement-Prospectus
------------     --------------------------------------
Item 1           Facing Page of Registration Statement; Outside front cover of
                 Proxy Statement

Item 2           Available Information; Incorporation of Certain Information by
                 Reference; Table of Contents

Item 3           Summary; Trustmark Corporation and Subsidiaries Selected
                 Financial Data; Perry County Bank Selected Financial Data;
                 Comparative Per Share Data

Item 4           Summary;  The Merger; Accounting Treatment;  Federal Income
                 Tax Consequences; Comparison of Rights of Shareholders;
                 Opinion of Trustmark's Financial Adviser

Item 5           NA

Item 6           The Merger

Item 7           NA

Item 8           Legal Opinions

Item 9           Indemnification

Item 10          Available Information; Incorporation of Certain Information by
                 Reference; Summary;  Trustmark Corporation and Trustmark
                 National Bank

Item 11          Incorporation of Certain Information by Reference

Item 12          NA

Item 13          NA

Item 14          NA

Item 15          NA

Item 16          NA

Item 17          Perry County Bank; Summary - Markets and Market Prices; Perry
                 County Bank Selected Financial Data; Perry County Bank -
                 Management's Discussion and Analysis of Financial Condition and Results of Operations; Annex A - Financial Statements of Perry County Bank

Item 18          Summary; Perry County Bank Special Meeting; Trustmark
                 Corporation and Trustmark National Bank; Perry County Bank;
                 Rights of Dissenting Shareholders; Incorporation of Certain
                 Information by Reference

Item 19          NA

                                PROXY STATEMENT
                                       OF
                               PERRY COUNTY BANK
                    FOR THE SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON [_____],  1997

                                   PROSPECTUS
                                       OF
                             TRUSTMARK CORPORATION
                      Relating to up to 383,674 shares of
                                  COMMON STOCK

         This Proxy Statement ("Proxy Statement") is being furnished to the holders of shares of the common stock of Perry County Bank ("PCB"), a Mississippi banking corporation, in connection with the solicitation of proxies by the Board of Directors of PCB for use at a special meeting of shareholders and any adjournment thereof (the "PCB Special Meeting") to be held on [_____], 1997, at[____] o'clock a.m., local time, at the main office of PCB located at 100 Main Street, New Augusta, MS 39462. At the PCB Special Meeting, the shareholders of PCB will be asked to vote upon the proposed merger (the "Merger") of PCB with Trustmark National Bank ("Trustmark Bank") under the charter of Trustmark Bank, in connection with which, subject to certain potential adjustments and limitations, each share of the outstanding common stock of PCB will be converted into the right to receive cash and/or shares of the common stock of Trustmark Corporation ("Trustmark") having a total value of $752.00 as of the date the exchange ratio is determined.

                 This Proxy Statement also constitutes the prospectus of Trustmark relating to up to 383,674 shares of Trustmark common stock to be issued to PCB's shareholders pursuant to the Merger.

                           --------------------------

         THE SHARES OF TRUSTMARK TO BE ISSUED PURSUANT TO THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           --------------------------

             The date of this Proxy Statement is July [___], 1997.

                             AVAILABLE INFORMATION

         Trustmark is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). A Registration Statement on Form S-4 under the Securities Act of 1933, as amended, including this Proxy Statement, has been filed by Trustmark with the Commission with respect to the Trustmark common shares to be issued upon consummation of the Merger. For further information pertaining to Trustmark and the shares of Trustmark to which this Proxy Statement relates, reference is made to such Registration Statement, including the Exhibits filed as a part thereof. As permitted by the rules and regulations of the Commission, certain information included in the Registration Statement is omitted from this Proxy Statement. Copies of the Registration Statement, as well as the reports, proxy statements and other information that Trustmark has filed with the Commission can be obtained from the Commission at prescribed rates by addressing a written request for such copies to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C., 20549. In addition, the reports, proxy statements and other information filed by Trustmark with the Commission can be inspected and copied at the public reference facilities referred to above, the Commission's Web site (http://www.sec. gov), and at the regional offices of the Commission at: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661; and New York Regional Office, 7 World Trade Center,
Suite 1300, New York, New York, 10048.   Trustmark's common shares are included
for quotation on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ/NMS") and reports, proxy statements and other information concerning Trustmark are available for inspection and copying at the offices of the National Association of Securities Dealers, 1735 K Street, N.W. Washington, D.C., 20006.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         THIS PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS RELATING TO TRUSTMARK ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST. REQUESTS FOR COPIES OF DOCUMENTS RELATED TO TRUSTMARK SHOULD BE DIRECTED TO TRUSTMARK CORPORATION, 248 EAST CAPITOL STREET, JACKSON, MISSISSIPPI, 39201, ATTN: GERARD R. HOST, TELEPHONE NUMBER (601) 949-6651. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE AT LEAST TEN DAYS PRIOR TO THE DATE OF THE SPECIAL MEETING.

         The following documents filed by Trustmark with the Commission under
Section 13 of the Exchange Act are hereby incorporated by reference into this Proxy Statement: (i) Trustmark's Annual Report on Form 10-K for the year ended December 31, 1996; (ii) Trustmark's Proxy Statement in connection with its 1997 Annual Shareholders' Meeting; (iii) Trustmark's Quarterly Report on Form 10-Q for the period ended March 31, 1997; and (iv) the description of Trustmark's common stock contained in the registration of Trustmark's common stock pursuant to Section 12 of the Exchange Act, and all amendments thereto.

         All documents filed by Trustmark pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date hereof and prior to the Special Meeting are hereby incorporated by reference into this Proxy Statement and shall be deemed a part hereof from the date of filing of such documents.

         No person is authorized to give any information or to make any representation not contained in this Proxy Statement and, if given or made, such information or representation should not be relied upon as having been authorized. This Proxy Statement does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement, or the solicitation of a proxy, in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Proxy Statement nor any distribution of the securities to which this Proxy Statement relates shall, under any circumstances, create any implication that there has been no change in the affairs of Trustmark since the date hereof.

         This Proxy Statement does not relate to any resales of Trustmark common stock received by any person upon consummation of the Merger, and no person is authorized to make any use of this Proxy Statement in connection with any such resale.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . .   ii

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE . . . . . . . . . . . .   ii

SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
         The Parties  . . . . . . . . . . . . . . . . . . . . . . . . . .    1
         The Merger . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
         The PCB Special Meeting  . . . . . . . . . . . . . . . . . . . .    2
         Votes Required; Common Ownership . . . . . . . . . . . . . . . .    2
         Boards of Directors' Recommendations . . . . . . . . . . . . . .    3
         Representations, Warranties, Covenants and Conditions  . . . . .    3
         Termination  . . . . . . . . . . . . . . . . . . . . . . . . . .    4
         Effective Date . . . . . . . . . . . . . . . . . . . . . . . . .    4
         Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . .    5
         Federal Income Tax Consequences  . . . . . . . . . . . . . . . .    5
         Accounting Treatment . . . . . . . . . . . . . . . . . . . . . .    5
         Dissenters' Rights of Appraisal  . . . . . . . . . . . . . . . .    5
         Resales of Trustmark Shares  . . . . . . . . . . . . . . . . . .    5
         Regulatory Authority Approvals . . . . . . . . . . . . . . . . .    6
         Markets and Market Prices  . . . . . . . . . . . . . . . . . . .    6

COMPARATIVE PER SHARE DATA  . . . . . . . . . . . . . . . . . . . . . . .    7

TRUSTMARK CORPORATION AND SUBSIDIARIES SELECTED
FINANCIAL DATA  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8

PERRY COUNTY BANK SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . .    9

THE PERRY COUNTY BANK SPECIAL MEETING . . . . . . . . . . . . . . . . . .   10
         Perry County Bank Special Meeting; Voting; Proxies;
                 Revocation . . . . . . . . . . . . . . . . . . . . . . .   10
         Voting Securities and Principal Holders Thereof  . . . . . . . .   12

TRUSTMARK CORPORATION AND TRUSTMARK NATIONAL BANK . . . . . . . . . . . .   12
         Recent Events  . . . . . . . . . . . . . . . . . . . . . . . . .   13

PERRY COUNTY BANK . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
         Business . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
         Market Prices of and Dividends Paid on PCB Stock . . . . . . . .   13
         Management's Discussion and Analysis of Financial
                 Condition and Results of Operation . . . . . . . . . . .   14

THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18
         Background of the Merger . . . . . . . . . . . . . . . . . . . .   18
         PCB's Reasons for Effecting the Merger . . . . . . . . . . . . .   19

         Trustmark's Reasons for Effecting the Merger . . . . . . . . . .   19
         Opinion of Trustmark's Financial Advisor . . . . . . . . . . . .   20
         The Merger Agreement . . . . . . . . . . . . . . . . . . . . . .   24
         Conversion; Fractional Shares  . . . . . . . . . . . . . . . . .   24
         Representations, Warranties and Covenants  . . . . . . . . . . .   25
         Special Agreements . . . . . . . . . . . . . . . . . . . . . . .   26
         Conditions to Consummation of the Merger . . . . . . . . . . . .   28
         Termination  . . . . . . . . . . . . . . . . . . . . . . . . . .   28

PROCEDURE FOR EXCHANGE OF CERTIFICATES  . . . . . . . . . . . . . . . . .   30

RIGHTS OF DISSENTING SHAREHOLDERS . . . . . . . . . . . . . . . . . . . .   30

FEDERAL INCOME TAX CONSEQUENCES . . . . . . . . . . . . . . . . . . . . .   31

ACCOUNTING TREATMENT  . . . . . . . . . . . . . . . . . . . . . . . . . .   33

RESALES OF TRUSTMARK COMMON SHARES  . . . . . . . . . . . . . . . . . . .   33

REGULATORY AUTHORITY APPROVALS  . . . . . . . . . . . . . . . . . . . . .   33

COMPARISON OF RIGHTS OF SHAREHOLDERS  . . . . . . . . . . . . . . . . . .   34
         Required Vote for Authorization of Certain Actions . . . . . . .   34
         Amendment of Articles of Incorporation or Charter  . . . . . . .   35
         Indemnification  . . . . . . . . . . . . . . . . . . . . . . . .   35
         Loans Secured By Issuer's Stock; Other Transactions  . . . . . .   35
         Voluntary Dissolution  . . . . . . . . . . . . . . . . . . . . .   36
         Dividends and Other Distributions  . . . . . . . . . . . . . . .   36
         Issuance of Additional Shares  . . . . . . . . . . . . . . . . .   36
         Fiduciary Duties of Directors and Officers . . . . . . . . . . .   37

LEGAL OPINIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   37

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   37

INDEMNIFICATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   38

ANNEX A   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-1

         PERRY COUNTY BANK FINANCIAL
         STATEMENTS DECEMBER 31, 1996, 1995 AND 1994  . . . . . . . . . .  A-3

         PERRY COUNTY BANK FINANCIAL STATEMENTS
         MARCH 31, 1997 AND 1996 (UNAUDITED)  . . . . . . . . . . . . . . A-18

ANNEX B     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  B-1

         OPINION OF CHAFFE & ASSOCIATES   . . . . . . . . . . . . . . . .  B-2

                                    SUMMARY

         The following summary is not intended to be complete and is qualified in all respects by the more detailed information included in this Proxy Statement or incorporated herein by reference. Shareholders are urged to carefully review the entire Proxy Statement and other documents to which this Proxy Statement refers. All information concerning Trustmark and Trustmark Bank included in this Proxy Statement has been furnished by Trustmark, and all information concerning PCB has been furnished by PCB. Neither Trustmark nor PCB warrants the accuracy or completeness of information relating to any other party.


THE PARTIES

         Trustmark Corporation and Trustmark National Bank

         Trustmark, a Mississippi corporation, is a one-bank holding company which owns 100 percent of the outstanding shares of Trustmark Bank. As of March 31, 1997, Trustmark had total assets of $5.4 billion and total stockholders' equity of $548 million. Through Trustmark Bank, Trustmark conducts a general commercial banking and trust business. Trustmark Financial Services, Inc., a subsidiary of Trustmark Bank, provides a broad range of securities brokerage services, including the marketing of Trustmark's proprietary market funds. Trustmark's principal executive offices are located at 248 East Capitol Street, Jackson, Mississippi, 39201, Telephone Number (601) 354-5111. See the heading "Trustmark Corporation and Trustmark National Bank."

         Perry County Bank

         PCB is a Mississippi state chartered banking institution.   As of
March 31, 1997, PCB had total assets of $43.7 million, net loans of $23.5 million, total deposits of $37.3 million and total stockholders' equity of $6.1 million. PCB conducts a general commercial banking business through four banking facilities located in New Augusta, Beaumont, McLain and Runnelstown,
Mississippi.   PCB's principal executive offices are located at 100 Main St.,
New Augusta, MS, 39462, Telephone Number (601) 964-3251. See the heading "Perry County Bank."


THE MERGER

         Pursuant to the Merger Agreement dated May 13, 1997 (the "Merger Agreement"), PCB will be merged with and into Trustmark Bank, under the charter of Trustmark Bank. As a result of the Merger, other than shares with respect to which holders have perfected their dissenters' rights of appraisal, and subject to certain potential adjustments and limitations set out in the Merger Agreement, each outstanding share of the common stock of PCB issued and outstanding on the Effective Date of the Merger (the date the Merger is consummated) shall be converted into the right to receive cash and/or shares of Trustmark common stock having a total value, as of the date the exchange ratio is determined, equal to $752.00 per share. PCB's shareholders have the right to elect to receive cash in connection with the Merger in lieu of Trustmark shares. However, under the terms of the Merger Agreement, PCB's shareholders shall not be entitled to receive cash in exchange for their PCB shares unless PCB shareholders, as a whole, elect to receive at least twenty-five percent (25%) of the total value of all consideration paid in connection with the Merger (the "Merger Consideration") in cash. If PCB's shareholders elect to receive more than forty percent (40%) of the total Merger Consideration in cash, the cash otherwise payable to each PCB shareholder will be proportionately reduced so that the total cash payable to PCB shareholders will not exceed forty percent (40%) of the total Merger Consideration. Any fractional Trustmark shares which would otherwise be issued as a result of the Merger will not be issued. Instead, cash will be paid to PCB shareholders in lieu of fractional Trustmark shares. See the heading, "The Merger Agreement."


THE PCB SPECIAL MEETING

         The PCB Special Meeting to consider and vote on the Merger will be held on [______], 1997, at [____] o'clock [A.M.], local time, at the main office of PCB located at 100 Main St., New Augusta, MS, 39462. Only holders of record of PCB's common shares at the close of business on [_____], 1997 (the "PCB Record Date") will be entitled to notice of and to vote at the PCB Special
Meeting.   See the heading "The Perry County Bank Special Meeting."


VOTES REQUIRED; COMMON OWNERSHIP

         Approval of the Merger requires the affirmative vote of two-thirds of the outstanding shares of PCB and Trustmark Bank. Trustmark, which owns 100 percent of the Trustmark Bank shares, intends to votes its shares in favor of the Merger.

         As of June 30, 1997, PCB's directors and executive officers owned 611 shares and beneficially owned approximately 5,485 (43.88 percent) of the outstanding shares of PCB common stock. This includes 1,247 shares owned by Capitol Street Corporation and 3,627 shares owned by the Estate of Robert M. Hearin which shares are deemed beneficially owned by director Matthew Holleman,III. PCB's directors have agreed to vote the PCB shares owned by them in favor of the Merger.

         Certain current and former affiliates and employees of Trustmark and subsidiaries are substantial shareholders of PCB. Robert M. Hearin is the former Chairman and Chief Executive Officer of Trustmark, and Capitol Street Corporation is indirectly controlled by the Robert M. Hearin Support Foundation. Matthew L. Holleman, III, one of the trustees of the Robert M. Hearin Support Foundation, a director of Capitol Street Corporation and a director of Trustmark, owns 39 shares. Frank R. Day, the Chairman of the Board of Trustmark, owns 905 shares (7.24 percent). T. H. Kendall, III, Chairman of the Executive Committee of Trustmark, is a trustee of a trust which owns 5 shares. Two former principal officers of Trustmark and their spouses own a total of 582 shares (4.65 percent). Approximately 913 (7.3 percent) additional shares are owned by former Trustmark employees and/or their spouses.

         Since certain members of the Board of Directors of Trustmark have a significant ownership interest in PCB, Trustmark's obligation to consummate the Merger is conditioned upon Trustmark's receipt from Chaffe & Associates, Inc., Investment Bankers, of its opinion that the Merger is fair, from a financial point of view, to the shareholders of Trustmark. See the heading "The Merger - Opinion of Trustmark's Financial Advisor." THE OPINION OF CHAFFE & ASSOCIATES SHOULD NOT BE RELIED UPON BY PCB'S SHAREHOLDERS AS ANY INDICATION OF THE FAIRNESS OF THE MERGER TO THE SHAREHOLDERS OF PCB.

BOARDS OF DIRECTORS' RECOMMENDATIONS

         The Board of Directors of PCB, which is soliciting proxies in connection with the PCB Special Meeting, unanimously voted to approve the Merger and recommends that PCB's shareholders vote FOR adoption of the Merger Agreement. Matthew L. Holleman, III, is a director of PCB but abstained in voting on the proposed Merger. See the heading "The Merger - Background of the Merger" and " PCB's Reasons for Effecting the Merger."


REPRESENTATIONS, WARRANTIES, COVENANTS AND CONDITIONS

         Pursuant to the Merger Agreement, both Trustmark and PCB made certain representations and warranties to the other. The continued truth and accuracy of those representations and warranties is a condition to consummation of the Mergers.

         Trustmark's and Trustmark Bank's obligations to consummate the Merger are subject to, among other things: (i) the approval of the Merger by PCB's Boards of Directors and shareholder(s); (ii) receipt of all required approvals of regulatory authorities; (iii) no material adverse change having occurred in the financial condition, tangible properties or prospects of PCB since December 31, 1996; (iv) the reserve for loan losses then maintained by PCB being adequate to provide for the anticipated loan losses of PCB as of such date in accordance with accepted audit, bank examination and bank regulatory standards, and the tangible assets of PCB having a fair market value equal to or greater than its liabilities; (v) Trustmark having received the legal opinion of counsel to PCB in accordance with the Merger Agreement; (vi) Trustmark's satisfaction that the Merger will qualify as tax-free reorganizations for federal income tax purposes; (vii) the continued truth and accuracy of PCB's representations and warranties; and (viii) Trustmark shall have received the fairness opinion contemplated by the Merger Agreement.

         PCB's obligations to consummate the Merger are subject to, among other things: (i) the approval of the Merger by the Board of Directors of Trustmark and the Board of Directors and shareholders of Trustmark Bank; (ii) receipt of all required approvals of regulatory authorities; (iii) PCB's satisfaction that the Merger will qualify as a tax-free reorganization for federal income tax purposes; (iv) receipt of the opinion of counsel to Trustmark in accordance with the Merger Agreement; (v) the continued truth and accuracy of Trustmark's representations and warranties; and (vi) no material adverse change having occurred in the condition, financial or otherwise, of Trustmark or Trustmark Bank since December 31, 1996. See the heading "The Merger - The Merger Agreement."


TERMINATION

         The Merger Agreement may be terminated and the Merger abandoned under certain circumstances. See the heading "The Merger - The Merger Agreement."


EFFECTIVE DATE

         The Effective Date, which is currently targeted for [AUGUST 29], 1997 will occur as soon as practicable following receipt of: (i) the approval of the Comptroller of the Currency and passage of the required waiting period following such approval, and (ii) the satisfaction of all other conditions to consummation of the Mergers. See the heading "Regulatory Authority Approvals."

DIVIDENDS

         On June 30, 1997, PCB will be permitted to declare and pay a cash dividend out of current operating profits earned since January 1, 1997 of up to $10.00 per share; and if the Closing of the transaction has not occurred by the end of each subsequent calendar quarter, a dividend out of current operating profits earned during each full calendar quarter subsequent to June 30, 1997 or prorated portion thereof of up to $5.00 per share until the Closing will have occurred. Except as set forth above, PCB shall not declare any cash or other dividends prior to closing.


FEDERAL INCOME TAX CONSEQUENCES

         In the opinion of Brunini, Grantham, Grower & Hewes, PLLC the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986. Accordingly, PCB's shareholders, except to the extent receiving cash in connection with the Merger and except for shareholders exercising dissenters' rights of appraisal, will not recognize gain or loss for federal income tax purposes upon the conversion of PCB common shares into Trustmark common shares. See the heading "Federal Income Tax Consequences."


ACCOUNTING TREATMENT

         It is anticipated that the Merger will be accounted for as a "purchase" for financial reporting purposes. See the heading "Accounting Treatment."


DISSENTERS' RIGHTS OF APPRAISAL

         Pursuant to Federal law, PCB's shareholders will have dissenters' rights of appraisal as a result of the Merger and will, accordingly, be entitled to be paid cash for the value of their PCB shares. See the heading " Rights of Dissenting Shareholders."


RESALES OF TRUSTMARK SHARES

         Except for Trustmark shares held by "affiliates" of PCB or Trustmark, the Trustmark shares received as a consequence of the Merger will be freely transferrable. Shares acquired by persons who are deemed affiliates of PCB can freely transfer their Trustmark shares, but, for a period of one year following the Merger, must do so in "brokerage" transactions. See the heading "The Merger
- Resales of Trustmark Common Shares."

REGULATORY AUTHORITY APPROVALS

         An application relating to the Merger has been filed with the Office of the Comptroller of the Currency. The Merger is also subject to antitrust review by the United States Department of Justice. As of the date hereof, no required regulatory authority approvals have been obtained. See the heading "The Merger - Regulatory Authority Approvals."

MARKETS AND MARKET PRICES

         Trustmark's common shares are included for quotation on the NASDAQ/NMS.

         There is no active trading market for the outstanding common shares of PCB. PCB's management is not aware of any arm's length transfers of PCB shares in the last 18 months.

         The following table sets forth certain equivalent per share data concerning PCB's outstanding common shares. This data reflects the equivalent per share value of PCB common stock at May 12, 1997 (the day prior to the public announcement of the Merger) when Trustmark's shares closed at $26.50 and at July__,1997 when Trustmark's shares closed at [__] multiplied by the applicable conversion ratios if such prices were the average Trustmark share prices for purposes of the Merger Agreement.

         Pursuant to the Merger Agreement, if the average price of Trustmark's shares is less than $24.50 or greater than $28.50 on the PCB Special Meeting date and the Merger is approved by PCB's shareholders, PCB and Trustmark will be required to renegotiate the exchange ratio. If Trustmark and PCB are unable to negotiate a mutually acceptable exchange ratio, either Trustmark or PCB may terminate the Merger Agreement upon written notice delivered personally to the other party on or before ten (10) days prior to Closing Date. PCB SHAREHOLDERS SHOULD BE AWARE THAT THIS PROVISION AUTHORIZES THE BOARD OF DIRECTORS OF PCB TO APPROVE AN EXCHANGE RATIO THAT WILL RESULT IN EACH PCB SHARE BEING CONVERTED IN THE RIGHT TO RECEIVE LESS MERGER CONSIDERATION THAN $752.00 IN CASH AND TRUSTMARK SHARES. PCB shareholders should also be aware that they have the risk of reductions in Trustmark's share price subsequent to the PCB Special Meeting date. See the heading "The Merger Agreement."

                                  Price of Trustmark        PCB's Equivalent
Date                              Common Stock              Per Share Value
----                              ------------              ---------------
May 12, 1997                      $ 26.50                   $ 752.00

[JULY,__,1997]                    $ [__]                    $ 752.00



                           COMPARATIVE PER SHARE DATA

     The following table presents certain data concerning net income per share, dividends per share and book value per share for Trustmark and PCB on a historical and pro forma basis.

     The pro forma data gives effect to the Merger accounted for as a purchase using an exchange ratio of 28.9231 Trustmark common shares for the portion of the total consideration which each PCB shareholder elects to be converted into Trustmark common shares. Under the Merger Agreement, the exchange ratio can vary between 26.38 and 30.69 depending on the average Trustmark share price as of the date the exchange ratio is determined. Equivalent pro forma per share amounts for PCB are calculated by multiplying the pro forma income per share, pro forma book value per share and pro forma dividends per share of Trustmark by the exchange ratio. This information is not necessarily indicative of the results of operations or combined financial condition that would have resulted if the Merger had been consummated at the beginning of the periods indicated.

                                            Three Months Ended      Year Ended
                                                March 31,           December 31,
                                          -----------------------   -----------
                                             1997         1996         1996
                                          ----------   ----------   -----------
TRUSTMARK CORPORATION AND SUBSIDIARIES:
     Net Income Per Share :
          Historical                      $     0.49   $     0.44   $     1.87
          Pro Forma                             0.49         0.44         1.88

     Cash Dividends Per Share :
          Historical                            0.14         0.12         0.50
          Pro Forma                             0.14         0.12         0.50

     Book Value Per Share :
          Historical                           15.05        13.92        15.01
          Pro Forma                            15.13        14.01        15.10



PERRY COUNTY BANK:
     Net Income Per Share :
          Historical                           16.67        16.03        69.01
          Equivalent Pro Forma                 14.17        12.73        54.38

     Cash Dividends Per Share :
          Historical                            0.00         0.00         8.00
          Equivalent Pro Forma                  4.05         3.47        14.46

     Book Value Per Share :
          Historical                          491.20       429.52       474.56
          Equivalent Pro Forma                437.61       405.21       436.74

         TRUSTMARK CORPORATION AND SUBSIDIARIES SELECTED FINANCIAL DATA


     The following table presents, on a historical basis, selected consolidated financial data for Trustmark. This information is based upon the consolidated financial statements of Trustmark incorporated herein by reference. Results for the three months ended March 31, 1997, are not necessarily indicative of results to be expected for the entire year. All adjustments necessary to arrive at a fair statement of results of interim operations of Trustmark , in the opinion of management of Trustmark, have been made. All information is in thousands except per share data.


                                    Three months ended
                                         March 31,
                                        (unaudited)                        Year Ended December 31,
                                    -------------------   ----------------------------------------------------
                                      1997       1996       1996       1995       1994       1993       1992
                                    --------   --------   --------   --------   --------   --------   --------
CONSOLIDATED STATEMENTS OF INCOME
     Total interest income          $ 91,806   $ 89,203   $358,063   $348,341   $315,449   $310,607   $310,626
     Total interest expense           41,542     41,297    161,267    161,545    124,290    116,770    138,369
                                    --------   --------   --------   --------   --------   --------   --------
     Net interest income              50,264     47,906    196,796    186,796    191,159    193,837    172,257
     Provision for loan losses           908      2,144      5,783      2,439      2,786     18,596     26,737
     Noninterest income               17,962     15,800     66,974     59,467     48,670     47,898     45,583
     Noninterest expense              40,332     37,916    160,557    152,484    152,801    150,781    132,844
                                    --------   --------   --------   --------   --------   --------   --------
     Income before income taxes       26,986     23,646     97,430     91,340     84,242     72,358     58,259
     Income taxes                      9,311      8,277     32,291     31,582     29,237     20,106     17,490
                                    --------   --------   --------   --------   --------   --------   --------
          Net income                $ 17,675   $ 15,369   $ 65,139   $ 59,758   $ 55,005   $ 52,252   $ 40,769
                                    ========   ========   ========   ========   ========   ========   ========

PER SHARE DATA
     Net income per share           $   0.49   $   0.44   $   1.87   $   1.71   $   1.58   $   1.55   $   1.23
                                    ========   ========   ========   ========   ========   ========   ========

     Cash dividends per share       $   0.14   $   0.12   $   0.50   $   0.44   $   0.41   $   0.37   $   0.34
                                    ========   ========   ========   ========   ========   ========   ========

                                      March 31,
                                     (unaudited)                                  December 31,
                               -----------------------   --------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS       1997         1996         1996         1995         1994         1993         1992
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
     Total assets              $5,377,083   $5,194,655   $5,193,684   $4,992,592   $4,763,365   $4,708,206   $4,346,985
     Securities - nontrading    1,987,479    2,094,050    1,953,202    1,842,325    1,862,351    1,980,566    1,718,635
     Net loans                  2,623,521    2,476,002    2,571,573    2,510,091    2,282,551    2,166,004    2,007,629
     Deposits                   3,778,820    3,629,648    3,597,436    3,530,045    3,449,229    3,428,781    3,431,383

                   PERRY COUNTY BANK SELECTED FINANCIAL DATA



     The following table presents, on a historical basis, selected financial data for Perry County Bank. This information is based upon the financial statements for Perry County Bank. Results for the three months ended March 31, 1997, are not necessarily indicative of results to be expected for the entire year. All adjustments necessary to arrive at a fair statement of results of interim operations of Perry County Bank, in the opinion of management of Perry County Bank, have been made. All information is in thousands except per share data.

                                      Three months ended
                                           March 31,
                                          (unaudited)                             Year Ended December 31,
                                    -----------------------   --------------------------------------------------------------
                                        1997         1996         1996         1995         1994         1993         1992
                                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
CONSOLIDATED STATEMENTS OF INCOME
     Total interest income          $      801   $      707   $    3,045   $    2,762   $    2,363   $    2,130   $    2,090
     Total interest expense                290          250        1,042          944          768          740          840
                                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
     Net interest income                   511          457        2,003        1,818        1,595        1,390        1,250
     Provision for loan losses              38           18           72          108          244          320          236
     Noninterest income                     96           90          421          367          323          300          318
     Noninterest expense                   263          234        1,072          977          934          953          893
                                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
     Income before income taxes            306          295        1,280        1,100          740          417          439
     Income taxes                           98           95          417          353          229           95          115
                                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
          Net income                $      208   $      200   $      863   $      747   $      511   $      322   $      324
                                    ==========   ==========   ==========   ==========   ==========   ==========   ==========

PER SHARE DATA
     Net income per share           $    16.67   $    16.03   $    69.01   $    59.78   $    40.87   $    25.78   $    25.93
                                    ==========   ==========   ==========   ==========   ==========   ==========   ==========

     Cash dividends per share       $     0.00   $     0.00   $     8.00   $     8.00   $     8.00   $     8.00   $     8.00
                                    ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                      March 31,
                                     (unaudited)                       December 31,
                               -------------------   ----------------------------------------------------
CONSOLIDATED BALANCE SHEETS      1997       1996       1996       1995       1994       1993       1992
                               --------   --------   --------   --------   --------   --------   --------
     Total assets              $ 43,672   $ 37,491   $ 39,141   $ 33,957   $ 32,678   $ 29,579   $ 28,082
     Securities - nontrading     15,068      9,769      9,878      9,709      9,814      6,245      5,790
     Net loans                   23,453     20,779     23,493     19,499     17,273     15,496     14,971
     Deposits                    37,329     31,886     32,892     28,617     27,967     25,240     24,110

                     THE PERRY COUNTY BANK SPECIAL MEETING

         This Proxy Statement is being sent to the shareholders of PCB in connection with the solicitation by the Board of Directors of PCB of proxies for use at the PCB Special Meeting. At the PCB Special Meeting, PCB's shareholders will be asked to consider and vote upon a proposed Merger of PCB with and into Trustmark Bank pursuant to the Merger Agreement. If the Merger is approved, PCB will be merged with and into Trustmark Bank, under the charter of Trustmark Bank. As a consequence of the Merger, other than shares with respect to which holders have perfected their dissenters' rights of appraisal, and subject to certain potential adjustments and limitations set out in the Merger Agreement, each outstanding share of the common stock of PCB issued and outstanding on the Effective Date of the Merger shall be converted into the right to receive cash and/or shares of Trustmark common stock having a total value, as of the date the exchange ratio is determined, equal to $752.00 per share.

         Other than considering and voting upon the Merger, the Board of Directors of PCB is not aware of any other business which may come before the PCB Special Meeting. If any other business should come before the shareholders assembled at the PCB Special Meeting, it is the intention of the Board of Directors that the persons named in the proxies will vote the shares represented by the proxies in accordance with the direction of the Board of Directors of PCB.

         The Board of Directors of PCB believes that the Merger is in the best interests of PCB's shareholders and recommends that PCB's shareholders vote FOR approval of the Merger Agreement.


PERRY COUNTY BANK SPECIAL MEETING; VOTING; PROXIES; REVOCATION

         The PCB Special Meeting has been called for [____] o'clock [A.M.], local time, on [_______], 1997, at the main office of PCB located at 100 Main Street, New Augusta, MS 39462. The Board of Directors of PCB has fixed the close of business on [______], 1997, as the PCB Record Date for determining the PCB shareholders entitled to notice of and to vote at the PCB Special Meeting and any adjournment or adjournments thereof.

         There are 12,500 shares of the common stock of PCB issued and outstanding. Each share is entitled to cast one vote in connection with the Merger. Adoption of the Merger Agreement will require the affirmative vote of the holders of two-thirds of the outstanding PCB common shares, or 8,334
shares.   For purposes of voting on the Merger, abstentions and nonvotes have the same effect as "no" votes.

         As of June 30, 1997, the directors and executive officers of PCB, as a group, owned 611 shares and beneficially owned 5,485 shares of PCB, representing 43.88 percent of the number of shares outstanding. The Directors of PCB have agreed to vote the shares owned by them in favor of the Merger, and to recommend that the shareholders of PCB, vote their shares in favor of the Merger. Certain current and former affiliates of Trustmark are substantial shareholders of PCB. The Robert M. Hearin Estate owns 3,627 shares (29 percent) and Capitol Street Corporation, which is indirectly controlled by the Robert M. Hearin Support Foundation owns 1,247 shares (9.97 percent). Matthew
L. Holleman, III, one of the trustees of the Robert M. Hearin Support Foundation, a director of Capitol Street Corporation and a director of Trustmark, owns 39 shares and is deemed a beneficial owner of the shares owned by the Robert M. Hearin Estate and Capitol Street Corporation. Frank R. Day, the Chairman of the Board of Trustmark, owns 905 shares (7.24 percent). T. H. Kendall, III, Chairman of the Executive Committee of Trustmark, is a trustee of a trust which owns 5 shares. Two former principal officers of Trustmark and their spouses own a total of 582 shares (4.65 percent). Approximately 913 (7.3 percent) additional shares are owned by former Trustmark employees and/or their spouses.

         EACH SHAREHOLDER IS REQUESTED TO PROMPTLY FILL OUT AND MAIL THE ENCLOSED PROXY TO PCB. Shares represented by properly executed proxies received in time for the PCB Special Meeting will be voted in accordance with the choice specified. Where no choice is specified, the shares will be voted FOR the Merger.

         A shareholder executing and returning a proxy has the power to revoke it at any time before it is voted on the specific matter to be voted upon. A proxy may be revoked by execution of a subsequently dated proxy, by filing a written revocation with the secretary of PCB prior to the meeting or by attendance at the PCB Special Meeting and revoking the proxy in person.

         PCB will pay all of the expenses incurred in connection with the preparation and distribution of this Proxy Statement. Proxies may be solicited by mail, personal contact, telephone, telegram or other form of communication by directors, officers and employees of PCB. Nominees, fiduciaries and other custodians will be requested to forward soliciting materials to the beneficial owners of shares held of record by them, and such nominees, fiduciaries and other custodians will be reimbursed for their reasonable out-of-pocket expenses.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         PCB has outstanding 12,500 shares of common stock, $10.00 par value, owned by approximately 95 shareholders. The following is certain information about shareholders beneficially owning more than five percent of the outstanding common stock of PCB.

Name and Address of               Amount and Nature of      Percent
Beneficial Owner                  Beneficial Ownership      of Class
----------------                  --------------------      --------
Capitol Street Corporation               1,247                   10
P. O. Box 338
Jackson, MS 39205

Frank R. Day                               905                 7.24
c/o Trustmark National Bank
P. O. Box 291
Jackson, MS 39205

Katie H. Donavan                           660                 5.28
c/o George E. Donavan
3949 Eastwood Dr.
Jackson, MS 39211

Matthew L. Holleman, III                 4,913(1)                39
PO Box 3348
Jackson, MS 39207

Robert M. Hearin Estate                  3,627                   29
P. O. Box 3348
Jackson, MS 39207

Katherine B. Lampton                       680                 5.44
P. O. Box 4426
Jackson, MS 39296



(1) Includes shares owned by the Robert M. Hearin Estate and Capitol Street Corporation.


               TRUSTMARK CORPORATION AND TRUSTMARK NATIONAL BANK

         Trustmark is a one-bank holding company which currently owns 100 percent of the outstanding common shares of Trustmark Bank. The principal executive offices of Trustmark are located in the Trustmark National Bank Building, 248 East Capitol Street, Jackson, Mississippi, 39201, Telephone No.
(601) 354-5111.

         Through Trustmark Bank, Trustmark conducts a full range of commercial banking and trust activities. For a more complete description of the business of Trustmark, its historical financial condition and results of operations, its summary of quarterly results of operations, and management's discussion and analysis of financial condition and results of operations, shareholders of PCB are referred to the information incorporated herein by reference including (i) Trustmark's annual report on Form 10-K for the year ended December 31, 1996,
(ii) Trustmark's quarterly report on Form 10-Q for the period ended March 31, 1997, (iii) Trustmark's proxy statement in connection with its 1997 annual shareholders' meeting, and (iv) the information contained in the registration of Trustmark's common shares filed under Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating this information. Copies of any of these documents can be obtained by request addressed to Trustmark Corporation, 248 East Capitol Street, Jackson, Mississippi, 39201, ATTN: Gerard R. Host.

RECENT EVENTS

         In May, 1997, Trustmark announced that Richard G. Hickson had been appointed to serve as Trustmark's new Chief Executive Officer. Frank R. Day will remain as Chairman of the Board.


                               PERRY COUNTY BANK


BUSINESS

         PCB is a Mississippi chartered banking institution insured by the Federal Deposit Insurance Corporation. The principal executive offices of PCB are located in New Augusta, Mississippi. PCB operates two branches in Perry County and one branch in Greene County, Mississippi. PCB's primary activities are those associated with commercial banking, such as commercial business and consumer lending. Funds for lending are obtained from deposits, repayments of existing loans, investments, and other sources. At March 31, 1997, PCB had total assets of $43.7 million, total deposits of $37.3 million, net outstanding loans of $23.5 million and total equity capital of $6.1 million.


MARKET PRICES OF AND DIVIDENDS PAID ON PCB STOCK

         PCB has issued and outstanding 12,500 shares of common stock held by approximately 95 shareholders. There is no established trading market in the shares of PCB common stock. PCB's management is not aware of any arm's length transfers of PCB shares in the last 18 months.

         PCB has paid the following cash dividends for the last five calendar years:

                          YEAR              DIVIDEND
                          1996               $8.00
                          1995               $8.00
                          1994               $8.00
                          1993               $8.00
                          1992               $8.00




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

         The following discusses and analyzes PCB's financial condition, changes in financial condition and results of operations. Also included is information regarding PCB's operations which may not be readily evident in the financial statements. This discussion and analysis should be read in conjunction with the financial statements and related notes thereto included elsewhere herein.


FINANCIAL CONDITION

         Total assets as of March 31, 1997 were $43,672,000, an increase of $4,531,000 or 11.6% from December 31, 1996. Significant changes within PCB's composition of assets and liabilities compared to the 1996 year end related principally to the purchase of investment securities with funds received from public deposits, primarily school district construction funds and county property tax collections which were deposited into time certificates of deposit.

         Federal funds sold decreased $750,000 as compared to December 31, 1996 as PCB elected longer term investment strategies in order to generate higher yield returns. Investment securities increased approximately $5,190,000 mainly as a result of purchases funded through an increase in deposits as discussed in the previous paragraph.

         Accrued interest receivable increased $83,000 as of March 31, 1997. The increase resulted from accrued interest on investments purchased and the timing of collections on investments, many of which are on a semi-annual basis.

         Other assets increased from $198,000 as of December 31, 1996 to $248,000 as of March 31, 1997 or $50,000. This increase was principally the result of additions to real estate acquired by foreclosure which increased $34,000. The remaining increase related to prepaid expenses which are amortized over their contractual periods, which are typically on a calendar-year basis.

         Deposit liabilities increased from $32,892,000 as of December 31, 1996 to $37,329,000 as of March 31, 1997, an increase of $4,437,000 or 13.5%, due to deposits of public funds collected by county taxing authorities and construction funding received by the local school district.

         Accrued expenses and other liabilities as of March 31, 1997 decreased by $115,000 as compared to December 31, 1996 principally as a result of the payment of year-end bonuses of $18,000 and discretionary contributions to the profit sharing plan of $85,000, both of which were included in liabilities as of December 31, 1996.

         Total assets as of December 31, 1996 were $39,141,000, an increase of $5,184,000 from December 31, 1995. Significant changes within the composition of PCB's assets and liabilities compared to the 1995 year end related principally to an increase in loans funded by an increase in interest-bearing deposits.

         Cash and cash equivalents increased $463,000 as compared to December 31, 1995. Included in this amount was an increase of $360,000 in cash provided from operations as compared to 1995. Federal funds sold increased $550,000 as compared to December 31, 1995 reflecting management's investment and liquidity strategies.

         Gross loans increased approximately $3,839,000 or 18.8% as of December 31, 1996 as compared to December 31, 1995. This increase was principally the result of increased loan demand in all areas of commercial and consumer lending due to general improvement in the economy of PCB's market area.

         Deposit liabilities increased from $28,617,000 as of December 31, 1995 to $32,892,000 as of December 31, 1996, an increase of $4,275,000 or 14.9%.
PCB continues to maintain competitive pricing strategies in order to fund the growth in loan demand. Included in this increase in deposits was approximately $1,008,000 which represented an increase in certificates of deposit of $100,000 or more.


LIQUIDITY, CAPITAL RESOURCES AND INTEREST RATE SENSITIVITY

         Liquidity represents PCB's ability to meet financial commitments through the maturity and sale of existing assets or availability of additional funds. The primary source of liquidity for PCB is regularly scheduled maturities of assets. The liquidity of PCB is also enhanced by its activity in the federal funds market and by its core deposits. Its cash requirements consist primarily of interest-bearing liabilities repayments and dividends to shareholders. Due to the nature of PCB's business, some degree of interest rate risk is inherent and appropriate. Management's objective in this area is to limit the level of earnings exposure arising from interest rate movements. This analysis is related to liquidity due to the impact of maturing assets and liabilities. Interest rate sensitivity is measured by "gaps", which is the difference between interest earning assets and interest-bearing liabilities which reprice or mature within specific time intervals. A positive gap indicates that interest-earning assets exceed interest-bearing liabilities within a given interval. A positive gap position results in increased net interest income when rates increase and the opposite when rates decline. Management attempts to structure the balance sheet to provide for the repricing of approximately equal amounts of assets and liabilities within specific time intervals. PCB had a negative gap to total assets for the one-year period as of December 31, 1996 of 4.6% which was within policy parameters set by its Board of directors of plus/minus 10% for calculated time intervals.


STOCKHOLDERS' EQUITY

         PCB is subject to minimum capital requirements which are administered by various federal and state regulatory authorities. These capital requirements, as defined by federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Quantitative measures established by regulation to ensure capital adequacy require PCB to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). At December 31, 1996, PCB meets all capital adequacy requirements to which it is subject. At December 31, 1996, the most recent notification from the Federal Deposit Insurance Corporation categorized PCB as well capitalized. Additional information related to capital requirements is included in Note 7 of the notes to financial statements included elsewhere herein.


RESULTS OF OPERATIONS

         Net interest income for the three months ended March 31, 1997 was $511,000 compared to $457,000 for the three months ended March 31, 1996 or an increase of $54,000. This represents an increase of 11.8%. For the first quarter of 1997, average interest earning assets approximated $39,100,000 as compared to average interest earning assets for the first quarter of 1996 of $33,600,000. This increase in volume represents the primary reason for the $94,000 increase in total interest income for the first three months of

1997 when compared to the corresponding period of 1996. In addition, average interest-bearing liabilities increased $4,461,000 in 1997 which accounted for the increase in interest expense on deposits of $40,000.

         The provision for possible loan losses reflected an increase of $20,000 for the first quarter of 1997 indicative of management's continuing evaluations and the growth in the loan portfolio.

         Non-interest income in interim l997 reflected only a marginal increase of $5,000 or 5.5% over interim 1996 as a result of miscellaneous sources of revenue.

         Non-interest expenses increased $29,000 or 12.4% in interim 1997 when compared to interim 1996. This increase was mainly a result of certain professional fees and costs related to PCB's electronic data processing operations.

         Net interest income for the years ended December 31, 1996 and 1995 was $2,003,000 and $1,818,000, respectively, which represented increases of $185,000 or 10.2% and $224,000 or 14.0%, respectively. For 1996, average interest earning assets increased by $2,800,000 and the yield on average interest earning assets increased from 8.5% in 1995 to 8.6% in 1996. While interest-bearing liabilities increased $2,472,000 in 1996 the average rate paid on these liabilities increased only marginally from 1995 to in 1996. These increases were principally driven by the increased loan demand within PCB's lending area. In 1995, average interest earning assets increased $3,529,000 with a significant component representing an increase in the average carrying value of investment securities held to maturity and the remaining increase related to improvements in loan demand and loan growth. The yield on interest earning assets increased from 8.2% in 1994 to 8.5% in 1995. The average carrying value of investments in U.S. Treasury securities increased approximately $1,340,000 in 1995 with the average yield improving from 6.0% to 6.4%. The average volume of commercial, real estate and installment loans outstanding increased by approximately $2,272,000 in 1995 with a weighted average increase in yield of approximately .6%. The impact of these yield improvements were somewhat offset by a corresponding increase in interest-bearing liabilities. For 1995, the yield paid on interest-bearing deposits increased from 3.3% to 3.9%.

         The provision for possible loan losses reflected decreases of $36,000 and $136,000 for 1996 and 1995, respectively, when compared to the corresponding prior year. The provisions are a result of ongoing evaluations by management intended to maintain the adequacy of PCB's allowance for possible loan losses in relation to its portfolio of loans outstanding. Net charge-offs approximated $58,000 and $161,000 for 1996 and 1995, respectively.

         Non-interest income increased $54,000 in 1996 and $43,000 in 1995 principally as a result of the increase in core deposit base and the services provided thereto. Additionally, other income included an increase in earned recording fees in 1996 of $23,000 and gains related to the sale of premises and equipment or other real estate owned in 1995 of $8,000.

         Non-interest expenses increased $95,000 or 9.7% in 1996 and $43,000 or 4.6% in 1995. In 1996, this increase included additional bonuses of $18,000 and an increase in the discretionary contribution to the employee profit sharing plan of $55,000, both reflected in salaries and employee benefits expense. The remaining increase in salaries and employee benefits expense resulted from the effects of an increase in the number of employees and normal wage increases. Additionally, in 1996, other expenses decreased by $57,000 principally as a result of the reduction in FDIC assessments and cost containment measures. In 1995, the increase in non-interest expense principally related to an increase in the average number of employees and normal wage increases.


                                   THE MERGER

BACKGROUND OF THE MERGER

         In previous years, Trustmark and PCB have engaged in informal discussions concerning expanded banking opportunities. Approximately two years ago, representatives of PCB approached Trustmark to determine if Trustmark had any interest in expanding its market within the southeast portion of Mississippi. Trustmark indicated that it did have such an interest.

         On February 18, 1997, Trustmark submitted a proposal to the Board of Directors of PCB. The Trustmark proposal offered each shareholder of PCB an opportunity to elect to receive cash, shares of Trustmark stock, or a combination of both in exchange for each shareholder's shares of PCB stock. On February 18, 1997, an individual also submitted a separate offer to the Board of Directors to purchase the outstanding shares of PCB for cash. This proposal contemplated a cash payment for each share of PCB Stock (the "Cash Proposal").

         A meeting of the Board of Directors of PCB was held on February 21, 1997 to consider both proposals. The Board unanimously determined that Trustmark's proposal was superior to the Cash Proposal and directed the Executive Committee to pursue negotiation of a definitive merger agreement with Trustmark. Some of the primary factors the Board of Directors of PCB considered were: (i) the Trustmark offer was economically higher per share;
(ii) the Trustmark offer contemplated a tax-free merger; (iii) the shareholder's right to elect either cash and/or stock available under the Trustmark offer; (iv) the existing relationships with and reputation of Trustmark, combined with the benefits and additional services that Trustmark would provide to PCB's customers and the local banking market; and (v) the dividend histories of PCB and Trustmark. Matthew L. Holleman, III, did not attend the meeting or participate in the decision on which offer PCB should pursue due to his potential conflict of interest.

         A letter of intent was executed by PCB on February 21, 1997, and negotiations with respect to the Merger Agreement occurred during the following months. On May 13, 1997, the Board of Directors of PCB met and unanimously approved the Merger Agreement subject to shareholder and regulatory approval and voted to recommend to its shareholders that they approve the Merger. Matthew L. Holleman, III attended the meeting but abstained from voting.


PCB'S REASONS FOR EFFECTING THE MERGER

         The Board of Directors of PCB is of the opinion that the Merger is in the best interests of PCB, its shareholders, its customers and the community which it serves. Currently there is no market for PCB's stock, and PCB's business market is limited to a relatively small geographic area. Therefore, PCB is subject to certain market risks inherent in conducting business in a single market area. The banking industry is very competitive and with technology changes and market demands it has become more apparent that, due to its size, PCB would have difficulty meeting the demands of the changing industry and higher market expectations. The Merger will enable PCB, as a branch of Trustmark Bank, to provide additional services which could not be provided by a smaller, independent institution.

         After the Merger, former PCB shareholders will own shares of stock which are publicly traded. This will provide PCB shareholders with greater flexibility in making market or investment decisions. Management of PCB also believes that the Merger will result in PCB's shareholders owning an equity interest in a more viable entity than PCB and enable PCB's shareholders to participate in the ownership of a larger and more diversified banking operation which can conduct operations in more markets and offer more services than PCB.


TRUSTMARK'S REASONS FOR EFFECTING THE MERGER

         From Trustmark's perspective, the Merger is advantageous to Trustmark since it allows Trustmark to enter a new banking market by establishing a banking presence in Perry and Greene Counties, Mississippi, further enhancing Trustmark's statewide banking system. Trustmark considered the financial condition, current business and future prospects of PCB and believes that the future performance of the banking operations currently conducted by PCB will be enhanced by PCB being part of Trustmark.

OPINION OF TRUSTMARK'S FINANCIAL ADVISOR

         Chaffe & Associates, Inc. ("Chaffe") was retained as financial advisor by Trustmark in connection with the Merger. Trustmark selected Chaffe because of its experience in advising on mergers and acquisitions of and by financial institutions. As part of its assignment, Chaffe was requested to provide an opinion as to the fairness of the Merger from a financial point of view to the stockholders of Trustmark. No limitations were imposed by Trustmark upon Chaffe with respect to the investigations made or procedures followed by it in rendering its opinion.

         Neither Chaffe nor any of its officers or employees has any interest in the shares of PCB or Trustmark.

         Trustmark paid Chaffe approximately $7,500 in fees plus out-of-pocket expenses for rendering its opinion. For any other services requested of Chaffe by Trustmark, Trustmark agreed to pay Chaffe on an hourly basis. The fees received by Chaffe in connection with its services to Trustmark were not dependent or contingent upon the occurrence or lack thereof of any transaction.

         Trustmark has agreed to indemnify and hold harmless Chaffe, its subsidiaries and affiliates, and its officers, directors, stockholders, employees, attorneys, agents and representatives, and the successor and assigns of each of the foregoing parties from and against any person claiming to have relied on Chaffe's advice or services, or the performance or nonperformance thereof, or claiming to have been entitled to some benefit therefrom, or claiming that such services were not adequately performed, and all related damages, claims, demands, expenses or costs of any kind or nature, including reasonable attorney fees and expenses, arising directly or indirectly, from or in any way related to, the opinions or any other services performed by Chaffe, provided that Chaffe has not been negligent or guilty of reckless or willful misconduct in connection with the opinions, or any other services.

         The Merger Consideration to be received by PCB's stockholders was determined as the result of arm's length negotiations between representatives of Trustmark and PCB. Chaffe did not participate in those negotiations or recommend the amount or nature of the Merger Consideration.

         A complete text of the opinion of Chaffe is attached as Annex B to this Proxy Statement. The following discussion is a brief summary of Chaffe's fairness opinion, the procedures it followed and its findings. SHAREHOLDERS OF PCB SHOULD NOT RELY ON THE OPINION OF CHAFFE AS ANY INDICATION OF THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE MERGER TO THE SHAREHOLDERS OF PCB.

ANALYSIS OF SELECTED FINANCIAL DATA

         Chaffe reviewed the financial performance of PCB and utilized several valuation models to examine fairness. These valuation models are based on a public peer group, the discounted cash flow model ("DCF"), and three merger peer groups with various pricing multiples. In the process of valuation, Chaffe has given more weight to the values derived from the merger peer group model. Chaffe believes that the PCB situation was more similar to these specific valuation models than the public peer group models, which indicate marketable, minority value and must be adjusted for a control value. The emphasis of valuation is placed upon earnings, as it is more indicative of value than other pricing parameters.

         PCB's 1996 net income of $863,000 was up from $747,000 in 1995 and $511,000 in 1994. Net income for the three months ended March 31, 1997 was $208,000. Return on average assets ("ROAA") for the three months ended March 31, 1997 was 2.02%, compared to 1.14% for the Uniform Bank Performance Report ("UBPR") peer group. These figures were down from 2.16% and 1.17% for the same period in 1996. PCB's Return on Average Equity ("ROAE") also decreased from
14.66% in March 1996 to 13.92% in March 1997.   PCB's UBPR peer group's ROAE
also fell from 12.31% in March 1996 to 11.93% in March 1997. In addition, both non-interest income and net interest income have historically been strong.
Each has significantly outperformed PCB's UBPR peer group over the past three years. Also, PCB's personnel expense is 1.39% of average assets compared with 1.64% for its peer group, and PCB's average annual personnel expense per employee is $29,000, compared with $32,200 for its peer group.

         PCB's asset quality improved with a Non-Performing Asset-to-total assets ratio of 1.55% as of March 31, 1997, compared with 1.59% as of March 31,1996. Average interest-bearing funds were 72.85% of average assets, which continued to be a competitive strength for PCB as the UBPR peer group's ratio was 77.95%. Tier 1 leverage capital ratio was 14.76% on March 31, 1997. PCB's March 1997 loan loss reserve to total loans was 2.76% versus 1.37% for its UBPR peer group. PCB's net loss to average total loans was 0.65% versus 0.05% for the peer group. However, PCB's margins are comparable to those of the peer group, which implies that PCB is not being adequately compensated for its current level of risk.

STOCK PRICE AND DIVIDEND REVIEW

         Chaffe reviewed certain historical market information for PCB common stock and noted that no independent market exists for these shares. Chaffe noted that management of PCB knew of no transactions in PCB stock during the last 18 months.

         Chaffe reviewed the dividend histories and current dividend levels of PCB and Trustmark, and noted that PCB's and Trustmark's annual dividends per share were $8.00 and $.50, respectively.

ANALYSIS OF SELECTED MERGER TRANSACTIONS

         In order to obtain a valuation range for PCB, Chaffe performed an analysis of prices paid for selected banks with characteristics comparable to PCB, although Chaffe noted that no transaction was identical to the proposed Merger. Comparable transactions were considered to be transactions announced in the United States for the period April 1, 1996 to March 31, 1997, in which the sellers had total assets of between $25 million and $100 million, a tangible equity ratio between 10% and 20%, a return on average assets of less than or equal to 2%, and non-performing assets between 0.50% and 2.00%. In addition, Chaffe performed an analysis of prices paid for a similar group of selected banks, limited in geographic area to sixteen states in the southern United States. Finally, Chaffe performed an analysis of prices paid for substantially all Mississippi banks sold during the period April 1, 1996 to March 31, 1997. With respect to each of these groups of transactions and the proposed Merger, Chaffe compared the prices to be received by the peer groups as a multiple of their tangible equity, their earnings per share for the four quarters prior to the announcement of the transaction, their premium over tangible equity to core deposits, and their total assets. The following table summarizes certain results of this analysis:


                                         PERRY/    U.S. PEER    SOUTHERN   MISSISSIPPI
                                        TRUSTMARK    GROUP     PEER GROUP   PEER GROUP
      Seller Total Assets (000's)
       Mean                                          $76,317     $89,129    $367,926
       Median                            $43,692     $76,391     $81,820    $137,601

Seller Tangible Equity/ Assets             14.06%      11.09%      10.86%       9.63%
Seller YTD ROAA                             2.02%       1.36%       1.37%       1.20%
Seller YTD ROAE                            13.92%      11.82%      13.06%      10.89%
Seller NPA/ Assets                          1.55%       1.02%       1.02%       0.37%
Price/ Tangible Equity                      1.53x       1.77x       2.04x       2.53x

Price/ 4-Quarter EPS                       10.68x      12.67x      14.30x      23.54x
Price-Tangible Equity/ Core Deposits       10.02%      12.22%      15.45%      22.24%
Price/ Assets                              21.51%      20.59%      22.26%      26.17%

DISCOUNTED CASH FLOW ANALYSIS

         Using the DCF analysis of PCB, Chaffe determined a range of net present values for the PCB common stock based on the stream of after-tax cash flows of PCB, which included forecasts of net income for the years 1997-2003 and assumptions relating to earnings and growth thereafter. Chaffe reviewed these forecasts and assessed the likelihood of PCB achieving such forecasts. Chaffe then discounted these cash flow streams assuming an estimated required rate of return for PCB of 13.40% determined by using established capital asset pricing methods. Chaffe also analyzed the estimated future dividend stream of PCB through the year 2003 plus a terminal value for PCB common stock as part of its determination of a range of net present values for shares of PCB common stock.

         The DCF model resulted in a lower value, based on 1997-2003 projections from PCB's strategic plan, than most other values derived from public and merger peer groups. This is understandable because the DCF value represented the total value of PCB on an independent basis, without any benefit from cost savings/revenue enhancements that an acquiror may otherwise realize. Chaffe gave substantial weight to the value derived from merger peer groups to reach its conclusion.

         In arriving at its fairness opinion, Chaffe did not rely on any single analysis, but relied on a combination of factors derived from all of the analytical procedures employed. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Conclusions base on these analyses are not necessarily mathematical. Chaffe believes that the summary set forth above and Chaffe's analysis must be considered as a whole and that selecting portions of the analyses performed by Chaffe are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the value of businesses do not purport to be appraisals or necessarily reflect the prices at which businesses actually may be sold. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

         The proposed transaction carries a value of $9,400,000, or $752 per PCB share. This value is on the lower end of the range of control value Chaffe determined for PCB. Based on the financial information as of March 31,1997, the Merger Consideration represents a P/E ratio of 10.68, P/TB ratio of 1.53x, price to deposits ratio of 25.18%, price to core deposits ratio of 28.90%, a tangible book premium/core deposits of 10.02%, and price-to-assets ratio of 21.51%.

         In summary, based on the information reviewed, Chaffe's opinion is that the proposed price of $9,400,000 is fair to the shareholders of Trustmark, from a financial point of view.



THE MERGER AGREEMENT

         The following describes certain aspects of the Merger Agreement dated as of May 13, 1997, and of the proposed Merger. This description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference. A complete copy of the Merger Agreement can be obtained on request from Trustmark, 248 East Capitol Street, Jackson, Mississippi, 39201, ATTN: Gerard R. Host.


CONVERSION; FRACTIONAL SHARES

         On the Effective Date of the Merger, other than shares with respect to which holders have perfected their dissenters' rights of appraisal, and subject to certain adjustments and limitations set out in the Merger Agreement, each outstanding share of the common stock of PCB issued and outstanding on the Effective Date of the Merger shall be converted into the right to receive cash and/or shares of Trustmark common stock having a total value, as of the date the exchange ratio is determined, equal to $752.00 per share. PCB's shareholders have the right to elect to receive cash in connection with the Merger in lieu of Trustmark shares. However, under the terms of the Merger Agreement, PCB's shareholders shall not receive cash in exchange for their PCB shares unless PCB shareholders, as a whole, elect to receive at least twenty-five percent (25%) of the total value of the Merger Consideration in cash. If PCB's shareholders elect to receive more than forty percent (40%) of the total Merger Consideration in cash, the cash otherwise payable to each PCB shareholder will be proportionately reduced so that the total cash payable to PCB shareholders will not exceed forty percent (40%) of the total Merger Consideration.

         If, between the date of the Merger Agreement and the Effective Date of the Merger, Trustmark's shares are changed into a different number of shares or shares of a different class by reason of any reclassification, recapitalization, stock split or stock dividend with a record date within such period, the number of Trustmark common shares to be issued and delivered in connection with the Merger shall be appropriately and proportionately adjusted so that the number of Trustmark shares to be issued in connection with the

Merger will equal the number of Trustmark shares that PCB's shareholders would have received had the record date for such reclassification, recapitalization, stock split or stock dividend been immediately following the Effective Date of the Merger.

         No fractional shares of Trustmark will be issued. In lieu of the issuance of fractional shares, each holder of PCB common shares who would otherwise be entitled to a fractional share of Trustmark common stock will be paid cash upon surrender of all of the shareholder's PCB share certificates in an amount equal to the product of the fractional Trustmark share to which such shareholder would otherwise have been entitled multiplied by the average Trustmark share price used to determine the exchange ratio.

         The number of Trustmark shares to be received by PCB's shareholders in connection with the Merger is subject to adjustment in certain circumstances.

         Pursuant to Section 2.3 of the Merger Agreement, if the average closing bid/asked price of Trustmark's shares as reported on the NASDAQ/NMS system for the ten consecutive trading days preceding the 3rd day prior to the PCB Special Meeting date is less than $24.50 per share or greater than $28.50 per share and the Merger is approved by PCB's shareholders, then PCB and Trustmark will promptly meet to consider the implications of the Average Trustmark Price on the proposed transaction. The Boards of Directors of Trustmark and PCB shall be fully authorized, under the circumstance and in the best interests of each organization, to renegotiate the Exchange Ratio for the number of shares of Trustmark stock in to which PCB common shares shall be converted. If Trustmark and PCB are unable to negotiate a mutually acceptable exchange ratio for the number of shares of Trustmark stock in to which PCB common shares shall be converted, either Trustmark or PCB may terminate Merger Agreement upon written notice delivered personally to the other party on or before ten (10) days prior to Closing Date.


REPRESENTATIONS, WARRANTIES AND COVENANTS

         Pursuant to the Merger Agreement, PCB made various representations and warranties concerning PCB's corporate and capital structures, financial conditions, liabilities, legal and regulatory compliance, litigation and related matters. Similar representations and warranties were made by Trustmark and Trustmark Bank. The continued truth and accuracy of these representations and warranties are conditions precedent to consummation of the Merger.

         PCB undertook certain covenants in the Merger Agreement, including agreements: to cause to be convened a meeting of PCB's shareholders for the purpose of approving the Merger and completing the forms of election, as promptly as practical after the effective date of the Registration Statement for Trustmark shares to be issued in connection with the Merger; to allow Trustmark access to their records and properties; not to encourage or solicit other acquisition offers or to enter into any acquisition negotiations or agreements; to operate their business in substantially the same manner as such business is currently being operated and to use their best efforts to maintain the goodwill of depositors, customers and suppliers; to use their best efforts to retain the services of their officers and employees; to notify Trustmark of any unusual or material problems or developments with respect to their business; not to incur any material obligation except current contracts entered into in the ordinary course of business; not to increase the compensation of any director and, except for normal increases as a result of regular salary reviews of officers and employees in January 1998 if the merger had not been consummated by such a date, increase the compensation of any officer or employee or enter into or amend any contract of employment or enter into or amend any insurance, profit-sharing, pension, severance pay, bonus, incentive, deferred compensation or retirement plan or arrangement; not to make, extend or renew any loan or other extension of credit to any of their officers, directors or employees other than loans made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and that do not involve more than the normal risks of collectability or present other unfavorable features; except as expressly permitted, not to pay any dividend or make any distribution; and not to issue or sell any of its capital stock, or any of its debt securities, authorize a stock split or dividend, or otherwise affect its capital structure.

         Trustmark and Trustmark Bank's covenants include agreements:  to
operate their businesses in substantially the same manner as   currently being
operated and to use their best efforts to maintain the goodwill of their depositors, customers and suppliers; to use their best efforts to retain the services of their officers and employees; and to notify PCB of any unusual or material problems or developments with respect to the business of either Trustmark or Trustmark Bank.

         PCB, Trustmark and Trustmark Bank are each obligated to use their best efforts to bring about the transactions contemplated by the Merger Agreement.


SPECIAL AGREEMENTS

         Pursuant to Section 5.1 of the Merger Agreement, On June 30, 1997, PCB will be permitted to declare and pay a cash dividend out of current operating profits earned since January 1, 1997 of up to

$10.00 per share; and if the Closing of the transaction has not occurred by the end of each subsequent calendar quarter, a dividend out of current operating profits earned during each full calendar quarter subsequent to June 30, 1997 or prorated portion thereof of up to $5.00 per share until the Closing will have occurred. Except as set forth above, PCB shall not declare any cash or other dividends prior to closing.

         Pursuant to Section 5.2 of the Merger Agreement, Trustmark stated its intention to continue the employment of the employees of PCB after the Effective Date. However, as employees of Trustmark Bank, such persons are subject to salary review, reassignment and termination in the same manner as other employees of Trustmark Bank.

         Pursuant to Section 5.4 of the Merger Agreement, all of PCB's directors agreed that, for a period of one year from the Effective Date, they will not become directly, indirectly or beneficially an employee, five percent or more stockholder or director of any bank, savings bank, savings association, trust company, financial institution or similar business enterprise which competes with Trustmark Bank within Perry County, Mississippi. Other than in the capacity of an officer of Trustmark subsequent to the Effective Date, these directors further agreed not to initiate any action to induce any officer of Trustmark Bank, as successor to PCB, to leave Trustmark Bank's employment or directly or indirectly assist any other person or entity in requesting or inducing any such other employee of Trustmark Bank to leave such employment for a period of one year from the Effective Date.

         Pursuant to Section 5.6 of the Merger Agreement, following the Effective Date of the Merger, employees of PCB will be entitled to the same employee benefits as are presently being provided to employees of Trustmark Bank. At Trustmark's option, PCB's existing retirement plan will either be (i) terminated on the Effective Date, and, with Trustmark's assistance, converted to self-directed individual retirement accounts for the employees or (ii)if permissible under applicable laws, rules and regulations and with the consent of PCB, PCB's existing plan will be merged with Trustmark's existing retirement
plan.   All employees of PCB will receive credit for years of service at PCB for purposes of vesting in Trustmark's retirement plan.

         Pursuant to Section 5.7 of the Merger Agreement, the directors of PCB agreed to recommend that the shareholders of PCB approve the Merger and to vote their PCB shares in favor of the Merger; provided, the directors are not required to take any action which, in the opinion of PCB's counsel, would constitute a breach of the directors' fiduciary duties.

         Pursuant to Section 5.9 of the Merger Agreement, Trustmark conducted a due diligence examination of the books, records, assets, and liabilities of PCB. If such inquiry or examination had revealed any previously unknown financial information which Trustmark or Trustmark Bank, in its sole discretion, deemed adverse, then Trustmark or Trustmark Bank could have exercised its right of termination set forth in the Merger Agreement.

         Pursuant to Section 5.12 of the Merger Agreement, Trustmark shall obtain, at its own expense, an opinion that the Merger is fair, from a financial point of view, to the shareholders of Trustmark and Trustmark Bank.

CONDITIONS TO CONSUMMATION OF THE MERGER

         Trustmark and Trustmark Bank's obligations to consummate the Merger are conditioned upon, among other things, the continued truth and accuracy of the representations and warranties of PCB; PCB's compliance with its covenants, agreements and undertakings in the Merger Agreement; receipt of all required regulatory and governmental approvals; approval of the Merger by the Board of Directors and shareholders of PCB; the absence of any material adverse change in the financial condition, tangible properties or prospects of PCB subsequent to December 31, 1996; receipt of the opinion of counsel to PCB required by the Merger Agreement; receipt of the fairness opinion contemplated by the Merger Agreement; the reserve for loan losses then maintained by PCB adequately providing for the anticipated loan losses of PCB as of such date in accordance with the accepted audit, bank examination and bank regulatory standards; the tangible assets of PCB having a fair market value equal to or greater than its liabilities; and Trustmark being satisfied that the Merger will qualify as tax-free reorganization for federal income tax purposes.

         The obligations of PCB to consummate the Mergers are conditioned upon, among other things, the continued truth and accuracy of the representations and warranties of Trustmark and Trustmark Bank; receipt of all required regulatory and governmental approvals; approval of the Merger by the Board of Directors and shareholders of Trustmark and Trustmark Bank; the absence of any material adverse change since December 31, 1996, in the condition, financial or otherwise, of Trustmark or Trustmark Bank; PCB being satisfied that the Merger will qualify as a tax-free reorganization for federal income tax purposes; Trustmark and Trustmark Bank's compliance with its covenants, agreements and undertakings in the Merger Agreement; and receipt of the opinion of counsel to Trustmark and Trustmark Bank required by the Merger Agreement.

TERMINATION

         The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Date without liability on the part of any party as follows:

         (a) By the mutual consents of the Board of Directors of PCB and Trustmark;

         (b) By either party, if a state or federal governmental agency or authority shall, at any time, fail to approve the transactions contemplated by the Merger Agreement or shall have instituted and not dismissed court proceedings to restrain or prohibit such transactions and such court proceedings shall not have been resolved within one year of the date of the Merger Agreement;

         (c) By either party, if the Effective Date of the Merger shall not have occurred within one year of the date of the Merger Agreement, without the fault of such party;

         (d) By Trustmark or Trustmark Bank at any time during the due diligence examination period as provided for in the Merger Agreement, if such examination, in Trustmark or Trustmark Bank's opinion, reveals previously unknown, adverse information concerning PCB;

         (e) By Trustmark, if at the time of such a termination there shall have occurred a material adverse change in the financial condition or tangible properties of PCB subsequent to December 31, 1996;

         (f) By PCB, if at the time of such a termination there shall have occurred a material adverse change in the financial condition or tangible properties of Trustmark or Trustmark Bank subsequent to December 31, 1996;

         (g) By either party, if the Average Trustmark Price is less than $24.50 or greater than $28.50 on the PCB Special Meeting date, and PCB and Trustmark are unable to negotiate a mutually acceptable Exchange Ratio for the number of shares of Trustmark stock into which each PCB common share will be converted;

         (h) By either Trustmark or PCB, if the shareholders of PCB fail to approve the Merger at the meeting of stockholders called for such purposes (including any adjournment or postponement thereof);

         (i) By Trustmark if there has been a material breach by PCB of (A) any representation, warranty or obligation set forth in the Merger Agreement, or
(B) of any of its obligations set forth in the Merger Agreement which has not been promptly cured after notice thereof from Trustmark; or

         (j) By PCB if there has been a material breach by either of Trustmark or Trustmark Bank of (A) any representation, warranty or obligation set forth in the Merger Agreement, or (B) of any of its obligations set forth in the Merger Agreement which has not been promptly cured after notice thereof from PCB.


                     PROCEDURE FOR EXCHANGE OF CERTIFICATES

         As soon as practicable after the Effective Date of the Merger, Trustmark shall send to PCB's shareholders of record as of the Meeting Date transmittal materials for use in exchanging their PCB common shares for cash and Trustmark shares in accordance with the Election.

         Any PCB shareholder whose stock certificates have been lost or destroyed will be required to provide Trustmark with a statement certifying such loss or destruction and an indemnity (such as a lost or stolen securities bond) satisfactory to Trustmark sufficient to indemnify Trustmark against any loss or expense which may result from such lost or destroyed certificates being thereafter presented to Trustmark for exchange.

         Until such a former PCB shareholder has surrendered the certificates representing his PCB shares or provided indemnity as provided above, such shareholder shall not receive the cash or be issued the Trustmark share certificates to which he is entitled, and no dividends or other distributions with respect to such Trustmark shares shall be paid. However, when such certificates are surrendered or indemnity provided, the former PCB shareholder shall be issued the Trustmark shares and paid the cash and dividends, without interest, to which such a shareholder is entitled.


                       RIGHTS OF DISSENTING SHAREHOLDERS

         PCB is being merged with and into Trustmark Bank pursuant to 12 U.S.C.
Section 215a. Pursuant to this law, any shareholder of PCB who has voted against the Merger at the PCB Special Meeting or who has given notice in writing at or prior to such a meeting to the presiding officer that he dissents from the plan of merger, is entitled to receive the value of the shares so held by him when the Merger is approved by the Comptroller of the Currency upon written request made to Trustmark Bank, as the surviving association, at any time before the 30 days after the date of consummation of the Merger, accompanied by the surrender of his PCB stock certificates.

         The value of the PCB shares of any dissenting shareholder shall be ascertained, as of the effective date of the Merger, by an appraisal made by a committee of three persons composed of (1) one selected by a vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of Trustmark Bank; (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares.

         If, within 90 days from the date of consummation of the Merger, for any reason one or more of the appraisers fails to determine the value of such shares, the Comptroller of the Currency shall, upon written request of any interested party, cause an appraisal to be made, which shall be final and binding on all parties. The expenses of the Comptroller of the Currency in making the reappraisal or appraisal, as the case may be, shall be paid by the surviving banking association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the surviving banking association. Within 30 days after payment has been made to all dissenting shareholders, the shares of stock which would have been delivered to such dissenting shareholders had they not requested payment shall be sold at an advertised public auction, unless some other method of sale is approved by the Comptroller of the Currency, and the surviving banking association shall have the right to purchase any such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within 30 days thereafter to such person or persons and at any such price no less than
par as its Board of Directors by resolution may determine.   If these shares
are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess of such sales price shall be paid to such shareholders.


                        FEDERAL INCOME TAX CONSEQUENCES

         The following federal income tax discussion addresses certain of the material federal income tax consequences of the Merger. This discussion does not necessarily address all aspects of federal income taxation that may be applicable to each PCB shareholder and does not address the effect of any applicable state, local or foreign tax laws. In view of the individual nature of federal income tax consequences, PCB's shareholders should consult their own tax advisers as to the particular tax consequences of the Merger to them. The discussion is based on the Internal Revenue Code of 1986, regulations and rulings now in effect or proposed thereunder, current administrative rulings and practices, and judicial precedent, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed herein. The discussion is also based on certain representations made by the parties. If any such representations are inaccurate, the tax consequences of the Merger could differ from those described below.

         The Merger Agreement provides that, as a condition to the parties' obligations to consummate the Merger, each party must be satisfied that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Brunini, Grantham, Grower & Hewes, PLLC, counsel to Trustmark, will render its opinion that the Merger will so qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. However, no ruling on this issue will be obtained from the Internal Revenue Service.

         It is intended that, for federal income tax purposes, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that, accordingly, (i) no gain or loss will be recognized by PCB's shareholders upon the receipt of Trustmark common shares in exchange for PCB common shares in connection with the Merger (except as discussed below with respect to the cash received as a result of a cash election and in lieu of fractional shares), (ii) the tax basis of the Trustmark common shares to be received by PCB's shareholders in connection with the Merger shall be the same as the basis in the PCB shares surrendered in exchange therefor (reduced by the amount of cash received and increased by the amount of cash received treated as a dividend), and (iii) the holding period of the Trustmark shares to be received by PCB's shareholders in connection with the Merger will include the holding period of the PCB common shares surrendered in exchange therefor, provided that the PCB shares are held as a capital asset as of the Effective Date of the Merger.

         The payment of cash in lieu of fractional Trustmark shares in connection with the Merger will be treated as if the fractional or shares were distributed as part of the exchange and then redeemed by Trustmark. These cash payments will be treated as distributions in full payment in exchange for the shares redeemed, subject to the provisions of Section 302 of the Internal Revenue Code.

         The cash received by PCB's shareholders exercising dissenters' rights of appraisal and as a result of a cash election will be treated as having been received by such shareholders as a distribution in redemption of such shareholder's stock (or portion thereof as to which a cash election is exercised), subject to the provisions and limitations of Section 302 of the Internal Revenue Code.

                              ACCOUNTING TREATMENT

         The Merger will be accounted for by Trustmark under the purchase method of accounting. Under this method, the aggregate Merger Consideration will be allocated to PCB's assets and liabilities based upon their estimated fair values, and the results of operations of PCB will be included in the results of operations of Trustmark only for periods subsequent to the Merger.


                       RESALES OF TRUSTMARK COMMON SHARES

         The Trustmark common shares to be issued in connection with the Mergers have been registered under the Securities Act of 1933 and, if necessary, applicable state securities laws. However, such registrations do not cover resales by persons who are "affiliates" of PCB. Persons who may be deemed affiliates of PCB generally include individuals or entities that control, are controlled by or are under common control with such entities and may include certain officers, directors and principal shareholders. In general, for a period of one year following the Merger, persons who were affiliates of PCB at the time the Merger was submitted to a shareholder vote and who do not become affiliates of Trustmark may resell the Trustmark shares acquired in the Merger; however, during any three-month period they cannot sell more than one percent of the number of Trustmark shares outstanding and must make all sales pursuant to "brokerage" transactions. After this one-year period, these persons may generally resell the Trustmark shares acquired in the Merger without limitation. Since one percent of Trustmark's outstanding shares will be in excess of 350,000 shares following the Merger, the foregoing limitation should have no practical effect on resales by PCB affiliates. Trustmark common shares issued pursuant to the Merger to persons who are not affiliates of PCB should be freely transferrable without restriction.

         Persons who are affiliates of Trustmark following the Merger may resell Trustmark shares acquired in the Merger subject to the limitations of Rule 144 promulgated under the Securities Act of 1933.


                         REGULATORY AUTHORITY APPROVALS

         Consummation of the Merger is subject to and conditioned upon the receipt of the approval of the Comptroller of the Currency and the absence of objection by the United States Department of Justice.

         Trustmark and PCB have filed applications for approval of the Merger with the Comptroller of the Currency. There can be no assurance that the Merger will be approved, that any such approvals will occur in a timely manner or that any such approvals or acquiescence will not be conditioned upon matters that would cause the parties to abandon the Merger.


                      COMPARISON OF RIGHTS OF SHAREHOLDERS

         PCB is a Mississippi state chartered banking institution, subject to the provisions of various Mississippi and federal banking laws, rules and regulations ("Applicable Banking Laws or "ABL"). The rights of shareholders of PCB are governed by these laws and the articles of incorporation and bylaws of PCB.

         Trustmark is a Mississippi business corporation. The rights of shareholders of Trustmark are governed by the Mississippi Business Corporation Act ("MBCA") and the articles of incorporation and bylaws of Trustmark.

         The following is a summary of certain material differences in the rights of shareholders of PCB and Trustmark and is qualified in its entirety by reference to the laws governing each and the articles of incorporation and bylaws of each of Trustmark and PCB.


REQUIRED VOTE FOR AUTHORIZATION OF CERTAIN ACTIONS

         ABL's provide that the approval of two-thirds of the outstanding shares of PCB entitled to vote thereon is required to effect a merger or consolidation.

         The MBCA provides that the approval of the Trustmark Board of directors and of a majority of the outstanding shares of Trustmark entitled to vote thereon is generally required to approve a merger, consolidation or share exchange or to sell, lease, exchange or otherwise dispose of substantially all of its assets. In accordance with the MBCA, submission by the Trustmark Board of any such action may be conditioned on any basis.

         With respect to a merger, no vote of the shareholders of Trustmark is needed if Trustmark is the surviving corporation and (i) Trustmark's charter remains unchanged after the merger, subject to certain exceptions; (ii) each shareholder of Trustmark whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and relative rights, immediately after the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than twenty percent (20%) the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than twenty percent (20%) the total number of participating shares of the surviving corporation outstanding immediately before the merger.

         With respect to a sale, lease, exchange or other disposition of substantially all the assets of Trustmark, no vote of the shareholders of Trustmark would be required if such transfer was conducted in the regular course of business or if such transfer was made to a wholly-owned subsidiary of Trustmark.


AMENDMENT OF ARTICLES OF INCORPORATION OR CHARTER

         ABL's provide that the Commissioner of Banking and Consumer Finance, the Attorney General and the Governor must approve any amendment to the articles of a state chartered banking organization after the amendment is first authorized by the vote of a majority of all the outstanding voting shares.

         Pursuant to the MBCA, the articles of incorporation of Trustmark must only be approved by a majority of Trustmark's Directors and holders of a majority of Trustmark's outstanding shares.


INDEMNIFICATION

         Subject to certain limitations, the articles of incorporation of PCB provides for the indemnification of directors or officers.

         The MBCA and the bylaws of Trustmark provide, in certain situations, for mandatory and permissive indemnification of directors and officers. See the heading "Indemnification."


LOANS SECURED BY ISSUER'S STOCK; OTHER TRANSACTIONS

         Under ABL's, PCB may not make any loan on the security of PCB common stock or purchase any such shares unless such security or purchase is necessary to prevent loss upon a debt previously contracted in good faith. Unless full payment of such debt is made, stock so purchased or acquired must be disposed of within twelve months of its acquisition. ABL's contain various additional restrictions and conditions on the ability of a bank to make loans to its directors and officers.

         The MBCA does not prohibit Trustmark from securing loans with Trustmark stock and expressly provides that a corporation may acquire its own shares and shares so acquired constitute authorized but unissued shares. The MBCA imposes certain procedural and substantive conditions on the ability of a business corporation to engage in transactions with its directors.


VOLUNTARY DISSOLUTION

         ABL's provide that PCB may be dissolved upon approval by the vote of two-thirds of the outstanding voting stock and written notice to the Commissioner.

         The MBCA provides that Trustmark may be dissolved if the Trustmark Board of Directors proposes dissolution and a majority of the shares of Trustmark entitled to vote thereon approve the dissolution. In accordance with the MBCA, the Trustmark Board may condition its submission of a proposal for dissolution on any basis.


DIVIDENDS AND OTHER DISTRIBUTIONS

         Under ABL's, PCB may not declare any dividend upon its common stock unless it is approved by the Commissioner.

         The MBCA provides that Trustmark may make dividends or other distributions to its shareholders, unless after the distribution either (i) Trustmark would not be able to pay its debts as they become due in the usual course of business, or (ii) Trustmark's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if Trustmark were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

ISSUANCE OF ADDITIONAL SHARES

         ABL's require that the Commissioner and a majority of the outstanding shares approve the issuance of preferred shares by PCB.

         Subject to certain limitations, the board of directors of a Mississippi business corporation can, without shareholder vote, authorize issuance of any shares provided for pursuant to the articles of incorporation. If the maximum number and class of shares is not authorized in the articles of incorporation, board of directors and shareholders action is required as described above.

FIDUCIARY DUTIES OF DIRECTORS AND OFFICERS

         Pursuant to ABL's, a director or officer of a state chartered bank is not held personally liable to the bank or its shareholders for monetary damages unless the director or officer acted in a grossly negligent manner, or engaged in conduct which demonstrates a greater disregard of the duty of care than gross negligence, such as intentional, tortious conduct or intentional breach of the duty of loyalty or intentional commission of corporate waste.

         For purposes of these statutes, the term "gross negligence" is defined to mean a reckless disregard of, or a carelessness amounting to gross indifference to, the best interests of the bank or the shareholders thereof, and involves a substantial deviation below the standard of care expected to be maintained by a reasonably careful person under like circumstances.

         Under the MBCA, directors and officers of Trustmark are required to act in good faith, with the care an ordinary prudent person in a like position would exercise under similar circumstances and in a manner the director or officer reasonably believes to be in the best interests of the corporation.


                                 LEGAL OPINIONS

         The validity of the Trustmark common shares to be issued in connection with the Merger will be passed upon by Brunini, Grantham, Grower & Hewes, PLLC, counsel to Trustmark. Brunini, Grantham, Grower & Hewes, PLLC will also issue the opinion on behalf of Trustmark required by the Merger Agreement and an opinion on the tax aspects of the Merger. Brunini, Grantham, Grower & Hewes, PLLC, its pension plan and its members have a substantial direct and indirect stock ownership interest in Trustmark.


                                    EXPERTS

         The consolidated statements of Trustmark Corporation and subsidiaries as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, incorporated by reference in this Proxy Statement and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, Independent Public Accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

         The financial statements of Perry County Bank as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                                INDEMNIFICATION

         Pursuant to Mississippi law and the bylaws of Trustmark, the officers and directors of Trustmark are entitled to indemnification against certain liabilities, which may include liabilities under federal and state securities laws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Trustmark pursuant to Trustmark's bylaws, or otherwise, Trustmark has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Trustmark of expenses incurred or paid by a director, officer or controlling person of Trustmark in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Trustmark will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                                                       Annex A

                                    ANNEX A



                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Perry County Bank:
     Independent Auditors' Report ...........................    A-3
     Balance Sheets as of December 31, 1996 and 1995 ........    A-4
     Statements of Income for the Years Ended
        December 31, 1996, 1995 and 1994 ....................    A-6
     Statements of Changes in Stockholders' Equity
        for the Years Ended December 31, 1996,
        1995 and 1994 .......................................    A-8
     Statements of Cash Flows for the Years Ended
        December 31, 1996, 1995
        and 1994 ............................................    A-9
     Notes to Financial Statements Years Ended
        December 31, 1996, 1995 and 1994 ....................   A-10
     Balance Sheet as of March 31, 1997 (Unaudited) .........   A-18
     Statements of Income for the Three Months Ended
        March 31, 1997 and 1996 (Unaudited) .................   A-19
     Statements of Cash Flows for the Three Months
        Ended March 31, 1997 and 1996 (Unaudited) ...........   A-20
     Note to Financial Statements for the Three Months
        Ended March 31, 1997 and 1996 (Unaudited) ...........   A-21

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Perry County Bank

We have audited the accompanying balance sheets of Perry County Bank as of December 31, 1996 and 1995, and the related statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Perry County Bank as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

January 17, 1997

PERRY COUNTY BANK
BALANCE SHEETS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

ASSETS                                                           1996            1995
Cash and cash equivalents                                    $  2,574,841    $  2,111,439
Federal funds sold                                              2,300,000       1,750,000
Investment securities held to maturity (approximate
  fair value of $9,915,000 in 1996 and $9,841,000 in 1995)      9,877,725       9,709,370
Loans                                                          24,230,474      20,391,655
  Less:  Unearned income                                          (71,474)       (241,123)
         Allowance for possible loan losses                      (666,313)       (651,931)
                                                             ------------    ------------
Loans, net                                                     23,492,687      19,498,601
Accrued interest receivable                                       380,676         358,574
Premises and equipment, net                                       316,562         347,447
Other assets                                                      198,154         181,910
                                                             ------------    ------------
TOTAL ASSETS                                                 $ 39,140,645    $ 33,957,341
                                                             ============    ============

See notes to financial statements.

--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY                     1996           1995

LIABILITIES:
 Deposits:
  Non-interest bearing                               $  4,998,415   $  4,715,932
  Interest bearing                                     27,893,186     23,901,022
                                                     ------------   ------------
    Total deposits                                     32,891,601     28,616,954
 Accrued expenses and other liabilities                   317,331        171,239
                                                     ------------   ------------
    Total liabilities                                  33,208,932     28,788,193

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' EQUITY:
 Common Stock, $10 par value;
  Authorized, issued and outstanding 12,500 shares        125,000        125,000
 Surplus                                                5,650,000      4,900,000
 Retained earnings                                        156,713        144,148
                                                     ------------   ------------
    Total Stockholders' Equity                          5,931,713      5,169,148
                                                     ------------   ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $ 39,140,645   $ 33,957,341
                                                     ============   ============


See notes to financial statements.

PERRY COUNTY BANK
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
--------------------------------------------------------------------------------

                                                       1996         1995         1994
INTEREST INCOME:
 Interest and fees on loans                         $2,292,801   $2,010,601   $1,705,474
 Interest and dividends on investment securities:
   Taxable                                             500,853      497,752      434,737
   Non-taxable                                         104,555      100,554       95,761
 Interest on federal funds sold                        146,389      153,445      126,730
                                                    ----------   ----------   ----------
     Total interest income                           3,044,598    2,762,352    2,362,702
INTEREST EXPENSE -
 Interest on deposits                                1,041,609      944,084      768,377
                                                    ----------   ----------   ----------
NET INTEREST INCOME                                  2,002,989    1,818,268    1,594,325
PROVISION FOR POSSIBLE LOAN LOSSES                      72,000      108,000      244,000
                                                    ----------   ----------   ----------
NET INTEREST INCOME AFTER PROVISION
 FOR POSSIBLE LOAN LOSSES                            1,930,989    1,710,268    1,350,325
NON-INTEREST INCOME:
 Service charges on deposits                           277,456      256,522      246,811
 Other account charges, fees and commissions           101,708       84,464       63,070
 Other                                                  41,349       25,801       13,597
                                                    ----------   ----------   ----------
     Total non-interest income                         420,513      366,787      323,478
                                                    ----------   ----------   ----------

                                                                    (Continued)

PERRY COUNTY BANK
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
--------------------------------------------------------------------------------

                                               1996         1995         1994
NON-INTEREST EXPENSE:
 Salaries and employee benefits             $  667,567   $  531,215   $  492,279
 Net occupancy expense                          67,412       69,083       76,158
 Equipment expense                              84,918       72,006       67,326
 Service and fees                               48,094       43,499       40,606
 Other                                         203,547      260,666      257,594
                                            ----------   ----------   ----------
     Total non-interest expense              1,071,538      976,469      933,963
                                            ----------   ----------   ----------
INCOME BEFORE INCOME TAXES                   1,279,964    1,100,586      739,840

PROVISION FOR INCOME TAXES                     417,399      353,368      229,000
                                            ----------   ----------   ----------
NET INCOME                                  $  862,565   $  747,218   $  510,840
                                            ==========   ==========   ==========
INCOME PER SHARE                            $    69.01   $    59.78   $    40.87
                                            ==========   ==========   ==========
WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING                                    12,500       12,500       12,500
                                            ==========   ==========   ==========

                                                                    (Concluded)
See notes to financial statements.

PERRY COUNTY BANK
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
--------------------------------------------------------------------------------

                                                      COMMON                      RETAINED
                                        TOTAL          STOCK         SURPLUS      EARNINGS
                                     -----------    -----------    -----------   -----------
BALANCE, JANUARY 1, 1994             $ 4,111,090    $   125,000    $ 3,750,000   $   236,090

NET INCOME FOR YEAR                      510,840                                     510,840

CASH DIVIDENDS PAID ($8 per share)      (100,000)                                   (100,000)

TRANSFER TO SURPLUS                                                    400,000      (400,000)
                                     -----------    -----------    -----------   -----------

BALANCE, JANUARY 1, 1995               4,521,930        125,000      4,150,000       246,930

NET INCOME FOR YEAR                      747,218                                     747,218

CASH DIVIDENDS PAID ($8 per share)      (100,000)                                   (100,000)

TRANSFER TO SURPLUS                                                    750,000      (750,000)
                                     -----------    -----------    -----------   -----------

BALANCE, DECEMBER 31, 1995             5,169,148        125,000      4,900,000       144,148

NET INCOME FOR YEAR                      862,565                                     862,565

CASH DIVIDENDS PAID ($8 per share)      (100,000)                                   (100,000)

TRANSFER TO SURPLUS                                                    750,000      (750,000)
                                     -----------    -----------    -----------   -----------

BALANCE, DECEMBER 31, 1996           $ 5,931,713    $   125,000    $ 5,650,000   $   156,713
                                     ===========    ===========    ===========   ===========

See notes to financial statements.

PERRY COUNTY BANK
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
--------------------------------------------------------------------------------

                                                           1996            1995            1994
OPERATING ACTIVITIES:
 Net income                                            $    862,565    $    747,218    $    510,840
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Provision for possible loan losses                        72,000         108,000         244,000
   Provision for depreciation                                64,158          61,639          71,670
   Amortization of premiums and discounts
     on investment securities                                29,025         (71,047)        (48,238)
   Increase in accrued interest receivable                  (22,102)        (82,436)        (45,749)
   Gain on sale of equipment                                                 (5,999)         (3,000)
   Deferred income taxes                                     (6,917)         23,210         (45,000)
   Write-down of real estate acquired by foreclosure                                          1,260
   (Increase) decrease in other assets                       (9,329)         12,570         (15,625)
   Increase (decrease) in accrued expenses
     and other liabilities                                  146,092         (18,025)        (37,758)
                                                       ------------    ------------    ------------
       Net cash provided by operating activities          1,135,492         775,130         632,400
                                                       ------------    ------------    ------------
INVESTING ACTIVITIES:
 Proceeds from maturities of investment securities        8,780,691       8,117,429       8,946,180
 Purchase of investment securities                       (8,978,071)     (7,941,954)    (12,466,601)
 (Increase) decrease in federal funds sold                 (550,000)       (450,000)      3,000,000
 Net increase in loans                                   (4,066,084)     (2,333,714)     (2,020,473)
 Proceeds from sale of equipment                                             14,000           3,000
 Purchases of premises and equipment                        (33,270)        (46,221)        (27,013)
 Proceeds from sale of real estate acquired by
   foreclosure                                                                               47,622
                                                       ------------    ------------    ------------
       Net cash used in investing activities             (4,846,734)     (2,640,460)     (2,517,285)
                                                       ------------    ------------    ------------
FINANCING ACTIVITIES:
 Net increase in deposits                                 4,274,644         650,089       2,726,370
 Cash dividends paid                                       (100,000)       (100,000)       (100,000)
                                                       ------------    ------------    ------------
       Net cash provided by financing activities          4,174,644         550,089       2,626,370
                                                       ------------    ------------    ------------
NET (DECREASE) INCREASE IN CASH AND
 CASH EQUIVALENTS                                           463,402      (1,315,241)        741,485

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR                                     2,111,439       3,426,680         268,195
                                                       ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
 AT END OF YEAR                                        $  2,574,841    $  2,111,439    $  3,426,680
                                                       ============    ============    ============
SUPPLEMENTAL CASH FLOW DISCLOSURES -
 Interest paid                                         $  1,032,000    $    910,000    $    763,000
                                                       ============    ============    ============
 Income taxes paid                                     $    376,000    $    271,000    $    213,000
                                                       ============    ============    ============

See notes to financial statements.

PERRY COUNTY BANK

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
--------------------------------------------------------------------------------

1.   SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     a. BUSINESS - Perry County Bank is engaged only in the general banking business and provides these services to customers located primarily within Perry County, Mississippi. The Bank is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

     b. INVESTMENT SECURITIES - In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". This statement requires that only debt securities that the Bank has the positive intent and ability to hold to maturity be classified as held to maturity and reported at amortized cost; all other debt securities are reported at fair value. SFAS 115 further requires that realized and unrealized gains and losses on securities classified as trading account assets are defined above, shall be recognized in current operations. Securities not classified as held to maturity or trading are classified as available for sale, with the related unrealized gains and losses excluded from earnings and reported net of tax as a separate component of stockholders' equity until realized. This pronouncement is effective for fiscal years beginning after December 15, 1993. The Bank adopted SFAS No. 115 effective January 1, 1994. In accordance with the provisions of this pronouncement, prior years' financial statements were not restated. At January 1, 1994, adopting SFAS No. 115 did not result in any change to stockholders' equity.

          Securities held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts. Premiums and discounts are amortized and accreted to operations using the level yield method, adjusted for prepayments as applicable. Management has the intent and the Bank has the ability to hold these assets as long-term investments until their estimated maturities. Under certain circumstances (including the deterioration of the issuer's credit worthiness or a change in tax law or statutory or regulatory requirements), securities held to maturity may be sold or transferred to another portfolio.

          The Bank has no investment securities classified as trading or available for sale.

     c. LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES - Loans, all of which are held for investment, are stated at the amount of unpaid principal, reduced by unearned income and the allowance for possible loan losses. Unearned income on installment loans is recognized as income over the terms of the loans by a method which approximates the interest method. Interest on other loans is calculated by the simple interest method on daily balances of the principal amount outstanding. The allowance for possible loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for possible loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful.

     d. PREMISES AND EQUIPMENT - Bank premises and equipment are carried at cost less accumulated depreciation. Depreciation expense is computed mainly using accelerated methods over the estimated useful lives of the assets.

     e. REAL ESTATE ACQUIRED BY FORECLOSURE - Real estate acquired by foreclosure or by deed in lieu of foreclosure is recorded at the lower of the outstanding loan amount (including accrued interest, if any) or fair value, less estimated costs to sell, at the time of foreclosure. Any resulting loss on foreclosure is charged to the valuation allowance for possible loan losses and a new basis is established in the property. A valuation allowance is established to reflect declines in value subsequent to acquisition, if any, below the new basis. Operating expenses of such properties, net of related income, and gains and losses on their disposition, are included in other non-interest expense.

     f. INCOME TAXES - Deferred income tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse.

     g. EMPLOYEE BENEFIT PLAN - The Bank has a non-contributory profit sharing plan covering substantially all of its full-time employees. Contributions to the plan are made at the discretion of the Bank's Board of Directors. Contributions were $85,000 in 1996, $35,000 in 1995 and $30,000 in 1994.

     h. INCOME PER SHARE - Income per share is computed on the basis of the weighted average number of common shares outstanding during the year.

     i. STATEMENTS OF CASH FLOWS - For purposes of reporting cash flows, amounts due from banks are considered equivalent to cash.

     j. USE OF ESTIMATES - The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, the Bank is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     k. FAIR VALUE OF FINANCIAL INSTRUMENTS - Effective December 31, 1996, the Bank implemented Statement of Financial Accounting Standards
          (SFAS) No. 126, "Exemption from Certain Required Disclosures about Financial Instruments for Certain Nonpublic Entities." Accordingly, the Bank has excluded from its financial statements the fair value disclosures previously required by SFAS No. 107.

2.   INVESTMENT SECURITIES

     The amortized cost and approximate fair value of investment securities held to maturity were as follows:


                                                  GROSS       GROSS     APPROXIMATE
                                    AMORTIZED   UNREALIZED  UNREALIZED     FAIR
                                       COST       GAINS       LOSSES       VALUE
DECEMBER 31, 1996
 U. S. Treasury securities          $6,528,340    $ 21,849   $ (9,189)   $6,541,000
 Mortgage-backed securities          1,170,492       1,278     (8,770)    1,163,000
 Obligations of states, counties,
  and political subdivisions         1,578,893      44,165    (12,058)    1,611,000
 Money market accounts                 600,000                              600,000
                                    ----------    --------   --------    ----------
                                    $9,877,725    $ 67,292   $(30,017)   $9,915,000
                                    ==========    ========   ========    ==========


DECEMBER 31, 1995
 U. S. Treasury securities          $6,056,181    $ 88,453   $ (1,634)   $6,143,000
 Mortgage-backed securities          1,292,233       1,083     (4,316)    1,289,000
 Obligations of states, counties,
  and political subdivisions         1,560,956      59,523    (11,479)    1,609,000
 Money market accounts                 800,000                              800,000
                                    ----------    --------   --------    ----------
                                    $9,709,370    $149,059   $(17,429)   $9,841,000
                                    ==========    ========   ========    ==========

     There were no sales of investment securities during 1996, 1995 and 1994.

     The amortized cost and approximate fair value of investment securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                         APPROXIMATE
                                             AMORTIZED      FAIR
                                                COST        VALUE
     Due in one year or less                 $3,237,274   $3,250,000
     Due after one year through five years    4,911,792    4,926,000
     Due after five years through ten years     470,707      490,000
     Due after ten years                         87,460       86,000
                                             ----------  -----------
                                              8,707,233    8,752,000
     Mortgage-backed securities               1,170,492    1,163,000
                                             ----------  -----------
                                             $9,877,725   $9,915,000
                                             ==========  ===========

     Investment securities with a carrying value of approximately $8,201,000 and $8,822,000 at December 31, 1996 and 1995, respectively, were pledged to secure public and other deposits and for other purposes.

3.   LOANS

     At December 31, 1996 and 1995, loans held for investment were as follows:


                                                1996         1995
     Commercial, financial and agricultural  $ 5,751,907  $ 3,853,008
     Real estate - mortgage                   10,184,011    8,823,013
     Consumer                                  8,294,556    7,715,634
                                             -----------  -----------
                                             $24,230,474  $20,391,655
                                             ===========  ===========

     At December 31, 1996 and 1995, the recorded investment in commercial loans that are considered impaired under Statement of Financial Accounting Standards No. 114 was approximately $453,000 and $278,000, respectively (all of which were on a nonaccrual basis). The specific allowance related to such impaired loans is not material. The average recorded investment in impaired loans during the year ended December 31, 1996 and 1995 was approximately $471,000 and $191,000, respectively. For the years ended December 31, 1996, 1995 and 1994, the amount of interest income recognized on impaired loans was not material.

     Loans on which the accrual of interest had been discontinued approximated $490,000 in 1996, $334,000 in 1995 and $228,000 in 1994. The effect on interest income of not accruing interest on these loans was not material.

     In the ordinary course of business, the Bank makes loans to its officers and directors and to companies in which directors are principal owners. Loans made to such borrowers (including companies in which they are principal owners) approximated $231,000 in 1996 and $198,000 in 1995. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectibility or present other unfavorable features.

     An analysis of activity with respect to these related party loans was as follows:


                                                      1996               1995
     Beginning balance                             $ 198,000          $ 118,000
      New loans                                      294,000            172,000
      Repayments                                    (261,000)           (92,000)
                                                   ---------          ---------
     Ending balance                                $ 231,000          $ 198,000
                                                   =========          =========

4.   ALLOWANCE FOR POSSIBLE LOAN LOSSES

     Activity in the allowance for possible loan losses was as follows:


                                            1996          1995          1994
     Balance at beginning of year         $ 651,931     $ 704,996     $ 573,046
      Provision for loan losses              72,000       108,000       244,000
      Loans charged off                    (154,341)     (181,739)     (165,459)
      Loan recoveries                        96,723        20,674        53,409
                                          ---------     ---------     ---------
     Balance at end of year               $ 666,313     $ 651,931     $ 704,996
                                          =========     =========     =========

5.   PREMISES AND EQUIPMENT

     Premises and equipment were as follows:


                                                          1996          1995
     Land                                              $   36,674    $   36,674
     Buildings                                            437,698       437,698
     Furniture, fixtures and equipment                    706,875       673,602
                                                       ----------    ----------
                                                        1,181,247     1,147,974
     Less accumulated depreciation                       (864,685)     (800,527)
                                                       ----------    ----------
                                                       $  316,562    $  347,447
                                                       ==========    ==========

6.   DEPOSITS

     Included in interest bearing deposits were certificates of deposit in amounts of $100,000 or more. These certificates approximated $3,942,000 in 1996 and $2,934,000 in 1995. Interest expense for certificates of deposit in excess of $100,000 approximated $185,000 in 1996, $152,000 in 1995 and
     $110,000 in 1994.

7.   DIVIDEND RESTRICTIONS AND CAPITAL REQUIREMENTS

     The Bank is restricted under applicable banking regulations in the payment of dividends without prior approval of the Bank's regulatory agency.

     The Bank is subject to minimum capital requirements which are administered by various federal and state regulatory authorities. These capital requirements, as defined by federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 1996 and 1995, that the Bank meets all capital adequacy requirements to which it is subject.

     At December 31, 1996 and 1995, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized. To be categorized as well capitalized, the Bank must maintain total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (as defined in applicable regulations) as set forth in the following table. There are no conditions or events since the notification at December 31, 1996, that management believes has changed the Bank's category.

     The Bank's actual regulatory capital amounts and ratios as of December 31, 1996 and 1995 are presented below:

                                                                                    MINIMUM REGULATORY
                                                                                     PROVISION TO BE
                                                ACTUAL         MINIMUM REGULATORY     CATEGORIZED AS
                                          REGULATORY CAPITAL    CAPITAL REQUIRED     WELL CAPITALIZED
                                          ------------------   ------------------   ------------------
                                            AMOUNT    RATIO       AMOUNT    RATIO     AMOUNT    RATIO
At December 31, 1996:
 Total capital to risk weighted assets    $6,580,026  19.90%    $2,645,237  8.00%   $3,306,546  10.00%
 Tier 1 capital to risk weighted assets    5,931,713  18.63%     1,273,583  4.00%    1,910,375   6.00%
 Tier 1 capital to average assets          5,931,713  15.22%     1,558,926  4.00%    1,948,657   5.00%
At December 31, 1995:
 Total capital to risk weighted assets     5,821,079  26.08%     1,785,607  8.00%    2,232,009  10.00%
 Tier 1 capital to risk weighted assets    5,169,148  24.80%       833,398  4.00%    1,250,096   6.00%
 Tier 1 capital to average assets          5,169,148  15.08%     1,371,127  4.00%    1,713,908   5.00%

8.   INCOME TAXES

     The components of the provision for income taxes were as follows:


                                             1996          1995         1994
     Current                               $424,316      $330,158     $274,000
     Deferred                                (6,917)       23,210      (45,000)
                                           --------      --------     --------
     Provision for income taxes            $417,399      $353,368     $229,000
                                           ========      ========     ========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Bank's net deferred tax asset, which is included in other assets, were as follows:


                                                           1996         1995
     Deferred tax asset - allowance for
       possible loan losses                              $168,829     $163,464
     Deferred tax liability - premises and equipment       (1,705)      (3,257)
                                                         --------     --------
                                                          167,124      160,207
     Valuation allowance                                     --           --
                                                         --------     --------
     Net deferred tax asset                              $167,124     $160,207
                                                         ========     ========

     The provision for income taxes differs from the amount computed by applying the federal income tax statutory rate to earnings before income taxes as follows:


                                                   1996        1995        1994
     Taxes calculated at statutory rate          $432,681    $374,199    $251,546
     Increase (decrease) resulting from:
      Tax-exempt interest                         (32,449)    (31,125)    (33,907)
      State income tax, net of federal benefit     19,800      18,480      15,840
      Other, net                                   (2,633)     (8,186)     (4,479)
                                                 --------    --------    --------
                                                 $417,399    $353,368    $229,000
                                                 ========    ========    ========

9.   COMMITMENTS AND CONTINGENCIES

     INTEREST RATE RISK - The Bank is principally engaged in providing short-term and medium-term commercial and consumer loans with interest rates that are fixed or fluctuate with the prime lending rate. These assets are primarily funded through short-term demand deposits and long-term certificates of deposit with variable and fixed rates. Accordingly, the Bank is exposed to interest rate risk because in changing interest rate environments, interest rate adjustments on assets and liabilities may not occur at the same time or in the same amount. The Bank manages the overall rate sensitivity and mix of its asset and liability portfolio and attempts to minimize the effects that interest rate fluctuations will have on its net interest margin. The following represents average interest-earning assets and average interest-bearing liabilities along with weighted average yields and interest rates:


                                                                 1996           1995
     Average interest-earnings assets                        $35,227,000    $32,428,000
                                                             ===========    ===========
     Weighted average yield on interest-earnings assets             8.64%          8.52%
                                                                    ====           ====
     Average interest-bearing liabilities                    $26,937,000    $24,465,000
                                                             ===========    ===========
     Weighted average rate on interest-bearing liabilities          3.87%          3.86%
                                                                    ====           ====

     CONCENTRATION OF CREDIT RISK - Most of the Bank's loan activity is with customers located within Perry County, Mississippi, the economy of which is heavily dependent on agriculture and the forest products industry.

     COMMITMENTS TO EXTEND CREDIT - The Bank makes commitments to extend credit in the normal course of business to fulfill the financing needs of its customers. These commitments approximated $905,000 at December 31, 1996 and $836,000 at December 31, 1995. Since some of these commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed credit worthiness of the borrower.

     LITIGATION - The Bank is defendant in litigation arising during normal business activities. Management, with the advice of legal counsel, is of the opinion that the ultimate resolution of these matters will not have a material adverse effect on the financial statements.


                                    * * * *

PERRY COUNTY BANK

BALANCE SHEET (UNAUDITED)
-------------------------------------------------------------------------------

                                                      MARCH 31, 1997

ASSETS:

  Cash and cash equivalents                            $ 2,580,061
  Federal funds sold                                     1,550,000
  Investment securities held to maturity                15,067,802
  Loans, net                                            23,453,513
  Accrued interest receivable                              464,187
  Property and equipment - net                             308,458
  Other assets                                             247,855
                                                       -----------

TOTAL ASSETS                                           $43,671,876
                                                       ===========

LIABILITIES AND STOCKHOLDERS' EQUITY:

LIABILITIES:
  Non-interest bearing deposits                        $ 5,649,291
  Interest bearing deposits                             31,679,760
                                                       -----------

           Total deposits                               37,329,051
  Accrued expenses and other liabilities                   202,710
                                                       -----------
           Total liabilities                            37,531,761

STOCKHOLDERS' EQUITY:
  Common Stock, $10 par value; authorized,
    issued and outstanding 12,500 shares                   125,000
  Surplus                                                5,650,000
  Retained earnings                                        365,115
                                                       -----------

           Total stockholders' equity                    6,140,115
                                                       -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $43,671,876
                                                       ===========


See note to financial statements.

PERRY COUNTY BANK

STATEMENTS OF INCOME (UNAUDITED)
-------------------------------------------------------------------------------

                                                        THREE MONTHS ENDED
                                                            MARCH 31,
                                                       ---------------------
                                                         1997         1996
INTEREST INCOME:
  Interest and fees on loans                           $584,389     $519,539
  Interest and dividends on investment securities:
    Taxable                                             146,512      121,990
    Non-taxable                                          25,577       27,516
  Interest on federal funds sold                         45,001       38,209
                                                       --------     --------
                                                        801,479      707,254

INTEREST EXPENSE -
  Interest on deposits                                  290,270      250,460
                                                       --------     --------

NET INTEREST INCOME                                     511,209      456,794

PROVISION FOR POSSIBLE LOAN LOSSES                       38,000       18,000
                                                       --------     --------

NET INTEREST INCOME AFTER PROVISION
  FOR POSSIBLE LOAN LOSSES                              473,209      438,794

NON-INTEREST INCOME:
  Service charges on deposits                            66,595       65,247
  Other account charges, fees and commissions            23,669       24,216
  Other                                                   5,622        1,403
                                                       --------     --------
           Total non-interest income                     95,886       90,866
                                                       --------     --------

NON-INTEREST EXPENSE:
  Salaries and employee benefits                        145,258      140,328
  Net occupancy expense                                  14,276       14,304
  Equipment expense                                      22,183       23,550
  Service and fees                                       13,554       11,400
  Other                                                  67,422       44,734
                                                       --------     --------
           Total non-interest expense                   262,693      234,316
                                                       --------     --------

INCOME BEFORE INCOME TAXES                              306,402      295,344

PROVISION FOR INCOME TAXES                               98,000       95,000
                                                       --------     --------

NET INCOME                                             $208,402     $200,344
                                                       ========     ========

NET INCOME PER COMMON SHARE                            $  16.67     $  16.03
                                                       ========     ========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING               12,500       12,500
                                                       ========     ========

See note to financial statements.

PERRY COUNTY BANK

STATEMENTS OF CASH FLOWS (UNAUDITED)
-------------------------------------------------------------------------------


                                                                             THREE MONTHS ENDED
                                                                                   MARCH 31,
                                                                        ----------------------------
                                                                             1997             1996
OPERATING ACTIVITIES:
  Net income                                                            $   208,402      $   200,344
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Provision for possible loan losses                                     38,000           18,000
      Provision for depreciation                                             13,500           16,500
      Amortization of premiums and discounts on investment
        securities                                                            6,080           11,258
      Increase in accrued interest receivable                               (83,511)         (43,852)
      Deferred income taxes                                                   1,500           (7,500)
      Increase in other assets                                              (51,201)         (15,967)
      (Decrease) increase in accrued expenses and other liabilities        (114,621)          64,387
                                                                        -----------      -----------

           Net cash provided by operating activities                         18,149          243,170

INVESTING ACTIVITIES:
  Proceeds from maturities of investment securities                       1,966,558        1,693,864
  Purchase of investment securities                                      (7,162,715)      (1,765,000)
  Decrease (increase) in federal funds sold                                 750,000       (2,151,644)
  Net decrease (increase) in loans                                            1,174       (1,298,082)
  Purchases of premises and equipment                                        (5,396)         (25,482)
                                                                        -----------      -----------

           Net cash used in investing activities                         (4,450,379)      (3,546,344)

FINANCING ACTIVITIES -
  Net increase in deposits                                                4,437,450        3,268,744
                                                                        -----------      -----------

           Net cash provided by financing activities                      4,437,450        3,268,744

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                            5,220          (34,430)

CASH AND CASH EQUIVALENTS
  AT BEGINNING OF PERIOD                                                  2,574,841        2,111,439
                                                                        -----------      -----------

CASH AND CASH EQUIVALENTS
  AT END OF PERIOD                                                      $ 2,580,061      $ 2,077,009
                                                                        ===========      ===========


SUPPLEMENTAL CASH FLOW DISCLOSURES -
  Interest paid                                                         $   272,000      $   249,000
                                                                        ===========      ===========

  Income taxes paid                                                     $   134,000      $    53,350
                                                                        ===========      ===========


See note to financial statements.

PERRY COUNTY BANK

NOTE TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1997
(UNAUDITED)
-------------------------------------------------------------------------------

NOTE 1.  BASIS OF PRESENTATION


         The unaudited interim financial statements of Perry County Bank ("PCB") have been prepared in accordance with generally accepted accounting principles. PCB's significant accounting policies are set forth in the annual financial statements for the year ended December 31, 1996.

         In the opinion of management, the unaudited financial statements reflect all adjustment (all of which are normal and recurring in nature) necessary for a fair presentation of the financial position, results of operations, and cash flows of PCB. The results of operations for the interim periods are not necessarily indicative of results to be expected for the full year.

         The interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 1996, and the notes related thereto.

                                                                         Annex B

                   [CHAFFE & ASSOCIATES, INC. LETTERHEAD]



June 24, 1997


Trustmark Corporation
P.O. Box 291
Jackson, MS 39205-0291

Gentlemen:

We understand that Perry County Bank ("PCB"), Trustmark Corporation ("Trustmark") and Trustmark National Bank ("Trustmark Bank") have entered into a Merger Agreement, dated as of May 13, 1997 (the "Agreement") which provides, among other things, for the merger of PCB with and into Trustmark Bank (the "Merger"). Pursuant to the Merger, each issued and outstanding share of PCB common stock, par value $10.00 per share (the "PCB Common Stock"), excluding shares held by PCB or by Trustmark or by any of their affiliates, (in each case in other than a fiduciary capacity or as a result of debts previously contracted), and excluding shares held by stockholders who perfect their dissenters' rights of appraisal, shall cease to be outstanding and shall be converted into and exchanged for either cash or shares of Trustmark no par value common stock as more fully described in Section 2 of the Agreement.

You have asked our opinion as to whether the purchase price is fair, from a financial point of view, to the stockholders of Trustmark.

Chaffe & Associates, Inc. ("Chaffe"), through its experience in the securities industry, investment analysis and appraisal, and in related corporate finance and investment banking activities, including mergers and acquisitions, corporate recapitalization, and valuations for estate, corporate and other purposes, states that it is competent to provide an opinion as to the fairness of the purchase price contemplated herein. Neither Chaffe nor any of its officers or employees has an interest in PCB's or Trustmark's Common Stock. The fee received for the preparation and delivery of this opinion is not dependent or contingent upon any transaction.

In connection with rendering its opinion, Chaffe, among other things: (i) reviewed the Agreement; (ii) reviewed and analyzed certain publicly-available financial statements and other information of PCB and Trustmark, respectively;
(iii) reviewed and analyzed certain internal financial statements and other financial and operating data concerning PCB, prepared by the management of PCB, including financial projections; (iv) directed such questions as it deemed necessary to the President and Chief Executive Officer of PCB, and the management of Trustmark, respectively; (v) compared

Trustmark Corporation
June 24, 1997
Page 2



the financial performance of PCB with that of certain comparable publicly-traded companies and their securities; (vi) reviewed the financial terms of business combinations in the commercial banking industry specifically and other industries generally, which Chaffe deemed generally comparable to the Merger; (vii) considered a number of valuation methodologies, including among others, those that incorporate book value, deposit base premium and capitalization of earnings; and (viii) performed such other studies and analyses as we deemed appropriate to this opinion.

In its review, Chaffe relied, without independent verification, upon the accuracy and completeness of the historical and projected financial information, and all other information reviewed by it for purposes of its opinions. Chaffe did not make or obtain an independent review of PCB's or Trustmark's assets or liabilities, nor was Chaffe furnished with any such appraisals. Chaffe relied solely on PCB and Trustmark for information as to the adequacy of their respective loan loss reserves and values of other real estate owned. With respect to PCB's projected financial results, Chaffe has assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgements of the management of PCB of future financial performances of PCB. This opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date hereof. Chaffe expressed no opinion on the tax consequences of the proposed transaction or the effect of any tax consequences on the value to be received by the shareholders of PCB Common Stock.

Based upon and subject to the foregoing and based upon such other matters as we considered relevant, it is our opinion on the date hereof that the purchase price is fair, from a financial point of view, to the holders of Trustmark common stock.

Very truly yours,

CHAFFE & ASSOCIATES, INC.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Pursuant to Article VI, Section 2 of the bylaws of Trustmark Corporation, the corporation may indemnify or reimburse the expenses of any person against all reasonable expenses incurred in connection with any litigation or proceeding in which such person may have been involved because he is or was a director (including honorary or advisory directors) officer or employee of the corporation or of any other firm, corporation or organization which he served in any such capacity at the request of the corporation. Provided, such person shall have no right to indemnification or reimbursement in relation to any matters in which he is finally adjudged to have been guilty of or liable for negligence or willful misconduct in the performance of his duties; and, provided further, that no person shall be so indemnified or reimbursed in relation to any administrative proceeding or action instituted by any appropriate bank regulatory agency which proceeding or action results in a final order assessing civil monetary penalties or requiring affirmative action by an individual or individuals in the form of payments to the corporation.

         In addition, pursuant to the Mississippi Business Corporation Act, directors and officers are entitled to indemnification in certain events as summarized below:

Section 79-4-8.50 SUBARTICLE DEFINITIONS

         In this subarticle:

         (1) "Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger.

         (2) "Director" or "officer" means an individual who is or was a director or officer, respectively, of a corporation or who, while a director or officer of a corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee, or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan, or other entity. A director or officer is considered to be serving an employee benefit plan at the corporation's request if his duties to the corporation also impose duties on, or otherwise, involve services by him to the plan or to participants in or beneficiaries of the plan. "Director" and "officer" includes, unless the context requires otherwise, the estate or personal representative of a director or officer.

         (3) "Disinterested director" means a director who, at the time of a vote referred to in Section 79-4-8.53(c) or a vote or selection referred to in
Section 79-4-8.55(b) or (c) is not:

                 (i) a party to the proceeding; or

                 (ii)an individual having a familial, financial, professional, or employment relationship with the director whose indemnification or advance for expenses is the subject of the decision being made, which relationship would, in the circumstances, reasonably be expected to exert an influence on the director's judgment when voting on the decision being made.

         (4) "Expenses" include counsel fees.

         (5) "Liability" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding.

         (6) "Official capacity" means:

                 (i) when used with respect to a director, the office of director in a corporation; and

                 (ii) when used with respect to an officer, as contemplated in
Section 79-4-8.56, the office in a corporation held by the officer. "Official capacity" does not include service for any other domestic or foreign corporation or any partnership, joint venture, trust, employee benefit plan or other entity.

         (7) "Party" means an individual who was, is or is threatened to be made a defendant or respondent in a proceeding.

         (8) "Proceeding" means a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative and whether formal or informal.


Section 79-4-8.51 AUTHORITY TO INDEMNIFY

         (a) Except as provided in subsection (d) of this section, a corporation may indemnify an individual who is a party to a proceeding because he is a director against liability incurred in the proceeding if:

         (1)     (i) He conducted himself in good faith; and

                 (ii) He reasonably believed:

                          (A) In the case conduct in his official capacity,
that his conduct was in the best interests of the corporation; and

                          (B) In all other cases, that his conduct was at least
not opposed to the best interests of the corporation; and

                 (iii) In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or

         (2) He engaged in conduct which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation as authorized by Section 79-4-2.02(b)(5).

                 (b) A director's conduct with respect to an employee benefit plan for a purpose he reasonably believed to be in the interest of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subsection (a)(1)(ii)(B).

                 (c) The termination of a proceeding by judgment, order, settlement, conviction, or upon plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the relevant standard of conduct described in this section.

                 (d) Unless ordered by the court under Section 79-4-8.54(a)(3), a corporation may not indemnify a director under this section:

         (1) In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under subsection (a); or

         (2) In connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.


Section 79-4-8.52 MANDATORY INDEMNIFICATION

         A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.


Section 79-4-8.53 ADVANCE FOR EXPENSES

         (a) A corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding because he is a director if he delivers to the corporation;

                 (1) A written affirmation of his good faith belief that he has met the relevant standard of conduct described in Section 79-4-8.51 or that the proceeding involves conduct for which liability has been eliminated under a provision of the articles of incorporation as authorized by Section 79-4-2.02 (b)(4); and

                 (2) His written undertaking, to repay any funds advanced if he is not entitled to mandatory indemnification under Section 79-4-8.52 and it is ultimately determined under Section 79-4-8.54 or Section 79-4-8.55 that he has not met the standard of conduct described in Section 79-4-8.51.

         (b) The undertaking required by subsection (a)(2) must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to the financial ability of the director to make repayment.

         (c) Authorizations under this section shall be made in the manner specified in Section 79-4-8.55:

         (1) By the board of directors:

                 (i) If there are two (2) or more disinterested directors, by a majority vote of the disinterested directors (a majority of whom shall for such purpose constitute a quorum) or by a majority of the members of a committee of two (2) or more disinterested directors appointed by such a vote; or

                 (ii) If there are fewer than two (2) disinterested directors, by a vote for action by the board in accordance with Section 79-4-8.24(c), in which authorization directors who do not qualify as disinterested directors may participate; or

         (2) By the shareholders, but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director may not be voted on the authorization.


Section 79-4-8.54 COURT ORDERED INDEMNIFICATION

         (a) A director who is a party to a proceeding because he is a director may apply for indemnification or an advance for expenses to the court conducting the proceeding or to another court of competent jurisdiction. After receipt of application, and after giving any notice it considers necessary, the court shall:

         (1) Order indemnification if the court determines that the director is entitled to mandatory indemnification under Section 79-4-8.52;

         (2) Order indemnification or advance for expenses if the court determines that the director is entitled to indemnification or advance for expenses pursuant to a provision authorized by Section 79-4-8.58(a); or

         (3) Order indemnification or advance for expenses if the court determines, in view of all the relevant circumstances, that it is fair and reasonable:

                 (i)To indemnify a director; or

                 (ii) To advance expenses to a director, even if he has not met the relevant standard of conduct set forth in Section 79-4-8.51(a), failed to comply with Section 79-4-8.53 or was adjudged liable in a proceeding referred to in subsection 79-4-8.51(d)(1)or (d)(2), but if he was adjudged so liable his indemnification shall be limited to reasonable expenses incurred in connection with the proceeding.

         (b) If the court determines that the director is entitled to indemnification under subsection (a)(1) or to indemnification or advance of expenses under subsection (a)(2), it shall also order the corporation to pay the director's reasonable expenses incurred in connection with obtaining court-ordered indemnification or advance for expenses. If the court determines that the director is entitled to indemnification or advance for expenses under subsection (a)(3), it may also order the corporation to pay the director's reasonable expenses to obtain court-ordered indemnification or advance for expenses.


Section 79-4-8.55 DETERMINATION AND AUTHORIZATION OF INDEMNIFICATION

         (a) A corporation may not indemnify a director under Section 79-4-8.51 unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible because he has met the relevant standard of conduct set forth in Section 79-4-8.51.

         (b) The determination shall be made:

                 (1) If there are two (2) or more disinterested directors, by the board by a majority vote of all the disinterested directors (a majority of whom shall for such purpose constitute quorum), or by a majority of the members of a committee of two (2) or more disinterested directors appointed by such a vote;

                 (2) By special legal counsel:

                          (i) Selected in the manner prescribed in subdivision
(1); or

                          (ii) If there are fewer than two (2) disinterested
directors elected by the board of directors (in which selection directors who do not qualify as disinterested directors may participate); or

         (3) By the shareholders, but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director may not be voted on the determination.

                 (c) Authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible, except that if there are fewer than two (2) disinterested directors, authorization of indemnification shall be made by those entitled under subsection (b)(2)(ii) to select special legal counsel.


Section 79-4-8.56 INDEMNIFICATION OF OFFICER, EMPLOYEES AND AGENTS

         (a) A corporation may indemnify and advance expenses under this subarticle to an officer of the corporation who is a party to a proceeding because he is an officer of the corporation:

                 (1) To the same extent as a director; and

                 (2) If he is an officer but not a director, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board or directors or contract except for (A) liability in connection with a proceeding by or in the right of a corporation other than for reasonable expenses incurred in connection with the proceeding or (B) liability arising out of conduct that constitutes (i) receipt by him of a financial benefit to which he is not entitled, (ii) an intentional infliction of harm on the corporation or shareholders, or (iii) an intentional violation of criminal law.

         (b) The provisions of subsection (a)(2) shall apply to an officer who is also a director if the basis on which he is made a party to the proceeding is an act or omission solely as an officer.

         (c) An officer of a corporation who is not a director is entitled to mandatory indemnification under Section 79-4-8.52, and may apply to a court under Section 79-4-8.54 for indemnification or an advance for expenses, in each case as to the same extent to which a director may be entitled to indemnification or advance for expenses under those provisions.


Section 79-4-8.57 INSURANCE

         A corporation may purchase and maintain insurance on behalf of an individual who is a director or officer of the corporation, or who, while a director or officer of the corporation, serves at the corporation's request as a director, officer, partner, trustee, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan or other entity, against liability asserted against or incurred by him in that capacity or arising from his status as a director or officer, whether or not the corporation would have the power to indemnify or advance expenses to him against the same liability under this subarticle.


Section 79-4-8.58 APPLICATION OF ARTICLE

         (a) A corporation may, by a provision in its articles of incorporation or bylaws or in a resolution adopted or a contract approved by its board of directors or shareholders, obligate itself in advance of the act or omission giving rise to a proceeding to provide indemnification in accordance with
Section 79-4-8.51 or advance funds to pay for or reimburse expenses in accordance with Section 79-4-8.53. Any such provision that obligates the corporation to provide indemnification to the fullest extent permitted by law shall be deemed to obligate the corporation to advance funds to pay for reimburse expenses in accordance with Section 79-4-8.53 to the fullest extent permitted by law, unless the provision specifically provides otherwise.

         (b) Any provision pursuant to subsection (a) shall not obligate the corporation to indemnify or advance expenses to a director of a predecessor of the corporation, pertaining to conduct with respect to the predecessor, unless otherwise specifically provided. Any provision for indemnification or advance for expenses in the articles of incorporation, bylaws, or a resolution of the board of directors or shareholders of a predecessor of the corporation in a merger or in a contract to which the predecessor is a party, existing at the time the merger takes effect, shall be governed by Section 79-4-11.06(a)(3).

         (c) A corporation may, by a provision in its articles of incorporation, limit any of the rights to indemnification or advance for expenses created by or pursuant to this subarticle.

         (d) This subarticle does not limit a corporation's power to pay or reimburse expenses incurred by a director or an officer in connection with his appearance as a witness in a proceeding at a time when he is not a party.

         (e) This subarticle does not limit a corporation's power to indemnify, advance expenses to or to provide or maintain insurance on behalf of an employee or agent.


Section 79-4-8.59 SUBARTICLE TO BE CONTROLLING

         A corporation may provide indemnification or advance expenses to a director or officer only as permitted by this subarticle.

ITEM 21.(a) EXHIBITS


Exhibit
No.              Description
2.               Merger Agreement                               Exhibit 2

3.               Articles of Incorporation of
                 Trustmark Corporation                          *

3.1              Bylaws of Trustmark                            *

5.               Proposed Opinion of Brunini,
                 Grantham, Grower, & Hewes, PLLC                Exhibit 5

8.               Proposed Tax Opinion of Brunini,
                 Grantham, Grower, & Hewes, PLLC                Exhibit 8

10.              Material Contracts                             *

13.              Annual Report to security holders              *

13.1             Quarterly report to security
                 holders                                        *

21.              Subsidiaries of registrant                     *

23.1             Consent of Arthur Anderson LLP                 Exhibit 23.1

23.2             Consent of Deloitte & Touche LLP               Exhibit 23.2

23.3             Consent of Brunini, Grantham,
                 Grower, & Hewes, PLLC                          Exhibit 23.3

23.4             Consent of Chaffe &
                 Associates, Inc.                               Exhibit 23.4

27               Financial Data Schedule                        *

99               Form of Notice of Special
                 Meeting and Proxy to be used
                 in connection with Special Meeting
                 of Shareholders of PCB                         Exhibit 99

0

(*) Included in documents incorporated by reference

ITEM 22. UNDERTAKINGS

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Proxy Statement pursuant to Items 4, 10(b), 11 or 13 of the Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it becomes effective.

         The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

         The Registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (Section 230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Mississippi on July 10, 1997.


                                           TRUSTMARK CORPORATION



                                           BY: /s/ Frank R. Day
                                              -------------------------------
                                               Frank R. Day, Its Chairman
                                               of the Board


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


      Signature                         Title                          Date
      ---------                         -----                          ----
/s/Gerard R. Host               Principal Financial &                     July 10, 1997
-----------------------------   Accounting Officer of           -----------------------
Gerard R. Host                  Trustmark

/s/Frank R. Day                 Director                                  July 10, 1997
-----------------------------                                   -----------------------
Frank R. Day

/s/Richard G. Hickson           Director &                                July 10, 1997
-----------------------------   Chief Executive Officer         -----------------------
Richard G. Hickson

/s/J. Kelly Allgood             Director                                  July 10, 1997
-----------------------------                                   -----------------------
J. Kelly Allgood

/s/Reuben V. Anderson           Director                                  July 10, 1997
-----------------------------                                   -----------------------
Reuben V. Anderson

/s/John L. Black, Jr.           Director                                  July 10, 1997
-----------------------------                                   -----------------------
John L. Black, Jr.

/s/Harry H. Bush                Director                                  July 10, 1997
-----------------------------                                   -----------------------
Harry H. Bush

/s/Robert P. Cooke, III         Director                                  July 10, 1997
-----------------------------                                   -----------------------
Robert P. Cooke, III

/s/William C. Deviney, Jr.      Director                                  July 10, 1997
-----------------------------                                   -----------------------
William C. Deviney, Jr.

/s/D. G. Fountain, Jr.          Director                                  July 10, 1997
-----------------------------                                   -----------------------
D. G. Fountain, Jr.

/s/C. Gerald Garnett            Director                                  July 10, 1997
-----------------------------                                   -----------------------
Gerald Garnett

                                Director                                  July 10, 1997
-----------------------------                                   -----------------------
Matthew L. Holleman, III

/s/Fred A. Jones                Director                                  July 10, 1997
-----------------------------                                   -----------------------
Fred A. Jones

/s/T. H. Kendall, III           Director                                  July 10, 1997
-----------------------------                                   -----------------------
T. H. Kendall, III

                                Director                                  July 10, 1997
-----------------------------                                   -----------------------
Larry L. Lambiotte

/s/Robert V. Massengill         Director                                  July 10, 1997
-----------------------------                                   -----------------------
Robert V. Massengill

/s/Donald E. Meiners            Director                                  July 10, 1997
-----------------------------                                   -----------------------
Donald E. Meiners

/s/William Neville, III         Director                                  July 10, 1997
-----------------------------                                   -----------------------
William Neville, III

/s/Richard H. Puckett           Director                                  July 10, 1997
-----------------------------                                   -----------------------
Richard H. Puckett

/s/Charles W. Renfrow           Director                                  July 10, 1997
-----------------------------                                   -----------------------
Charles W. Renfrow

/s/Clyda S. Rent                Director                                  July 10, 1997
-----------------------------                                   -----------------------
Clyda S. Rent

/s/William Thomas Shows         Director                                  July 10, 1997
-----------------------------                                   -----------------------
William Thomas Shows

/s/Harry M. Walker              Director                                  July 10, 1997
-----------------------------                                   -----------------------
Harry M. Walker

/s/LeRoy G. Walker, Jr.         Director                                  July 10, 1997
-----------------------------                                   -----------------------
LeRoy G. Walker, Jr.

/s/Paul H. Watson, Jr.          Director                                  July 10, 1997
-----------------------------                                   -----------------------
Paul H. Watson, Jr.

/s/John C. Wheeless, Jr.        Director                                  July 10, 1997
-----------------------------                                   -----------------------
John C. Wheelesss, Jr.

/s/Allen Wood, Jr.              Director                                  July 10, 1997
-----------------------------                                   -----------------------
Allen Wood

                              INDEX TO EXHIBITS


EXHIBIT
NO.              DESCRIPTION
-------          -----------

2.               Merger Agreement                               Exhibit 2

3.               Articles of Incorporation of
                 Trustmark Corporation                          *

3.1              Bylaws of Trustmark                            *

5.               Proposed Opinion of Brunini,
                 Grantham, Grower, & Hewes, PLLC                Exhibit 5

8.               Proposed Tax Opinion of Brunini,
                 Grantham, Grower, & Hewes, PLLC                Exhibit 8

10.              Material Contracts                             *

13.              Annual Report to security holders              *

13.1             Quarterly report to security
                 holders                                        *

21.              Subsidiaries of registrant                     *

23.1             Consent of Arthur Anderson LLP                 Exhibit 23.1

23.2             Consent of Deloitte & Touche LLP               Exhibit 23.2

23.3             Consent of Brunini, Grantham,
                 Grower, & Hewes, PLLC                          Exhibit 23.3

23.4             Consent of Chaffe &
                 Associates, Inc.                               Exhibit 23.4

27               Financial Data Schedule                        *

99               Form of Notice of Special
                 Meeting and Proxy to be used
                 in connection with Special Meeting
                 of Shareholders of PCB                         Exhibit 99

0

(*) Included in documents incorporated by reference